Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

AIRGAS, INC.,

L’AIR LIQUIDE, S.A.

and

AL ACQUISITION CORPORATION

Dated as of November 17, 2015

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 17, 2015, is by and among Airgas, Inc., a Delaware corporation (the “Company”), L’Air Liquide, S.A., a société anonyme organized under the laws of France (“Parent”), and AL Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”).

WITNESSETH:

WHEREAS, the parties intend that Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”) has (a) unanimously determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Boards of Directors of each of Parent and Merger Sub have approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, Parent has caused American Air Liquide Holdings, Inc., as the sole stockholder of Merger Sub, to approve the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and adopted this Agreement;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain persons, in their capacity as stockholders of the Company, have simultaneously herewith entered into a Voting and Support Agreement (the “Voting and Support Agreement”) in connection with the Merger; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I.

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its existence under Delaware law as the surviving company in the Merger (the “Surviving Company”) and an indirect wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006 at 8:00 a.m., local time, as promptly as practicable but in no event later than the fifth Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, the Company and Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, all as provided under the DGCL.

Section 1.5 Organizational Documents of the Surviving Company.

(a) Subject to the requirements set forth in Section 5.9, at the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Company shall be “Airgas, Inc.”.

(b) Subject to the requirements set forth in Section 5.9, at the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Company shall be “Airgas, Inc.”.

Section 1.6 Directors. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. Except as otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any shares of Company Common Stock or common stock of Merger Sub:

(i) Common Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(ii) Cancellation of Certain Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company or any of its Subsidiaries and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or any of its Subsidiaries (including Merger Sub) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(iii) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, any Dissenting Shares, and any shares of Company Common Stock held by any Subsidiary of the Company) shall be automatically converted into the right to receive $143.00 in cash (the “Merger Consideration”).

All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1.

(b) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Common Stock held by a person (a “Dissenting Stockholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the DGCL concerning the right of holders of shares of Company Common Stock to require appraisal of their shares (the “Appraisal Provisions”) of Company Common Stock (“Dissenting Shares”), to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Merger Consideration as described in Section 2.1(a)(iii), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as though such shares of Company Common Stock had been converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(iii). The Company shall give Parent prompt notice of any demands for appraisal of shares of Company Common Stock received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2 Exchange of Certificates.

(a) Appointment of Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as payment agent (the “Paying Agent”) for the payment of the Merger Consideration and shall enter into a paying agent agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities under this Agreement.

(b) Deposit of Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, in trust for the benefit of the holders of Company Common Stock, cash sufficient to pay the aggregate Merger Consideration (such aggregate Merger Consideration, the “Payment Fund”).

(c) Exchange Procedures. As soon as reasonably practicable (and no later than the third Business Day) after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Certificates or transfer of the Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent shall reasonably designate) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration.

(d) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Paying Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the Merger Consideration payable upon surrender of any Certificate or Book-Entry Share.

(e) No Further Ownership Rights in Company Common Stock. From and after the Effective Time, subject to applicable Law in the case of Dissenting Shares, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with

Section 2.2(d), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Company, Parent or the Paying Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f) Investment of Payment Fund. The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent; provided, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Payment Fund. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(g) Termination of Payment Fund. Any portion of the Payment Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration which such holder has the right to receive pursuant to this Article II without any interest thereon.

(h) No Liability. Subject to applicable Law, none of Parent, the Company, Merger Sub or the Paying Agent shall be liable to any person in respect of any portion of the Payment Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Subject to applicable Law, notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

(i) Withholding Rights. Each of the Surviving Company, Parent, Merger Sub and the Paying Agent (without duplication) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amounts required to be deducted or withheld with respect to the making of such payment under applicable Tax Law; it being understood that, no withholding or deduction shall be required under the Laws of France from any amounts otherwise payable pursuant to this Agreement solely as a result of the fact that Parent is organized under the Laws of France rather than the United States, any State thereof or the District of Columbia, except to the extent that any such deduction or withholding shall be required by a change in Law (or official interpretation thereof announced by the French taxing authorities) after the date hereof. Any amounts so deducted, withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 2.2(g), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration in accordance with the terms of this Agreement.

Section 2.3 Company Options; Company Employee Stock Purchase Plan.

(a) As of the Effective Time, each option to purchase shares of Company Common Stock granted pursuant to a Company Stock Plan or otherwise granted to an employee or other individual service provider for compensatory purposes (each, a “Company Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled by virtue of the Merger and without any action on the part of the holder thereof, in consideration for the right to receive a cash payment with respect thereto equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option as of the Effective Time and (y) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Option as of the Effective Time (the “Option Cash Payment”). The Option Cash Payment shall be payable (without interest and less applicable withholding Taxes) in a lump sum promptly (but in no event more than five Business Days) following the Closing Date. Prior to the Effective Time, the Company Board of Directors and/or the appropriate committee thereof shall take all reasonable actions to provide that (i) no holder of Company Options shall have any rights in respect of the Company Options other than the right to receive the Option Cash Payment contemplated by this Section 2.3(a) and (ii) the Company Stock Plans shall be terminated as of the Effective Time.

(b) As of the Effective Time, notional investments in Company Common Stock under the Company Deferred Compensation Plan II and the Company Deferred Compensation Plan (each, a “Company Deferred Compensation Plan”) shall be converted into notional investments in cash based on a price per share of Company Common Stock equal to the Merger Consideration, and such notional cash shall be deemed reinvested in other available investment funds under the applicable Company Deferred Compensation Plan as determined by the “Committee” (as defined in each Company Deferred Compensation Plan) including, if so determined by the Committee, in accordance with the directions of affected participants in the Company Deferred Compensation Plans. At and following the Effective Time, no further notional investments in Company Common Stock shall be allowed under the Company Deferred Compensation Plans.

(c) Prior to the Effective Time, the Company Board of Directors and/or the appropriate committee thereof shall take all reasonable actions, including adopting any necessary resolutions or amendments with respect to the Company Employee Stock Purchase Plan (the “ESPP”) to effectuate the following: (i) to cause the option period ongoing as of the date of this Agreement to be the final option period under the ESPP and the currently outstanding purchase rights under the ESPP to be exercised on the earlier of (x) the scheduled Enrollment Date (as defined in the ESPP) on which the shares underlying such outstanding purchase rights are to be purchased under the ESPP or (y) the Trading Date (as defined in the ESPP) that is seven Business Days prior to the Closing Date (in each case, the “Final Enrollment Date”), (ii) to cause that no additional options shall be granted upon such Final Enrollment Date and any options outstanding as of immediately following such Final Enrollment Date shall be terminated immediately upon completion of the purchase of Company Common Stock on such Final Enrollment Date (with any participant payroll deductions not applied to the purchase of Company Common Stock returned to the participant), (iii) to prohibit participants in the ESPP from increasing their payroll deductions from those in effect on the date of this Agreement, (iv) to terminate the ESPP effective immediately prior to the Closing Date, and (v) to provide that no participant in the ESPP shall have any rights in respect of the ESPP and options thereunder other than as provided in this Section 2.3(c).

(d) Prior to the Effective Time, the Company Board of Directors (or, if appropriate, any committee administering the Company Options, the Deferred Compensation Plans or the ESPP, as applicable) shall adopt such resolutions that are necessary to effectuate the provisions of this Section 2.3.

Section 2.4 Further Assurances. Subject to Section 5.6(d) and Section 5.6(f), if at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Company and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents since March 31, 2014 and prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document in any risk factor section or any disclosure in any section relating to forward-looking statements) or (ii) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) (provided, that disclosure in any section of such Company Disclosure Schedule shall apply to any other section of the Company Disclosure Schedule to the extent that it is reasonably apparent on the face of such disclosure that such disclosure applies to another representation or warranty in this Article III), the Company represents and warrants to Parent as follows:

Section 3.1 Organization.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company’s certificate of incorporation and bylaws (collectively, the “Company Organizational Documents”), in each case, as amended through the date hereof, and the Company Organizational Documents are in full force and effect and the Company is not in violation of any of their provisions. The certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company (collectively, the “Company Subsidiary Organizational Documents”) are in full force and effect and none of the Subsidiaries is in material violation of any of their provisions. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Company and any joint ventures, partnerships or similar arrangements in which the Company or its Subsidiaries has a limited liability, partnership or other equity interest (and the amount and percentage of any such interest).

Section 3.2 Capital Stock and Indebtedness.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of common stock, par value $0.01 per share (the “Company Common Stock”), and 20,030,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”), of which 30,000 shares are Non-Voting Preferred Stock. As of November 13, 2015 (the “Specified Date”), (i) 72,069,366 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) 15,654,852 shares of Company Common Stock were held in treasury, (iii) 200,000 shares of Company Preferred Stock were designated as Series A Junior Participating Preferred Stock, 200,000 shares of Company Preferred Stock were designated as Series B Junior Participating Preferred Stock and 200,000 shares of Company Preferred Stock were designated as Series C Junior Participating Preferred Stock but no shares of Company Preferred Stock were issued or outstanding, (iv) 5,578,976 shares of Company Common Stock were reserved for issuance under the Company Stock Plans, of which 5,578,976 shares of Company Common Stock were issuable upon the exercise of outstanding Company Options, (v) 200,000 shares of Series C Junior Participating Preferred Stock were reserved for issuance in accordance with the Rights Agreement, pursuant to which the Company has issued rights to purchase Series C Junior Participating Preferred Stock (the “Rights”) and (vi) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Options, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except (A) as set forth in this Section 3.2(a) and Section 3.2(b) or (B) as expressly permitted by Section 5.1(b)(E), there are no outstanding subscriptions, options, warrants, calls, puts, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (1) obligating the Company or any of its Subsidiaries to (I) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (II) grant, extend or enter into any such subscription, option, warrant, call, put, convertible securities, exchangeable securities or other similar right, agreement or commitment relating to the capital stock or other equity interest of the Company or any Subsidiary of the Company, (III) redeem or otherwise acquire any such shares of capital stock or other equity interests, (IV) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (V) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock, or (2) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries. Since the Specified Date through the date hereof, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Company Stock Awards in accordance with their respective terms) or granted any Company Options.

(b) Section 3.2(b) of the Company Disclosure Schedule sets forth a true and complete list of all Company Options outstanding as of the Specified Date, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Option, (iii) the grant date of each such Company Option, (iv) the vesting schedule of each such Company Option, (v) the exercise price for each such Company Option, (vi) the expiration date of each such Company Option, and (vii) whether such Company Option is intended to qualify as an “incentive stock option” under Section 422 of the Code.

(c) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Permitted Liens or transfer restrictions imposed by applicable Law, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights in favor of any person other than the Company or a wholly owned Subsidiary of the Company. Except for equity interests in the Company’s Subsidiaries, as of the date hereof, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). As of the date hereof, neither the Company nor any of its Subsidiaries has any obligation to acquire any material equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(d) As of November 13, 2015, the Company and its Subsidiaries have no outstanding Indebtedness for borrowed money (other than intercompany Indebtedness owed by the Company or any wholly owned Subsidiary to any other wholly owned Subsidiary, or by any wholly owned Subsidiary to the Company or by Radnor Funding Corp. to the Company) in a principal amount in excess of $15,000,000 in the aggregate, other than as set forth in Section 3.2(d) of the Company Disclosure Schedule.

Section 3.3 Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the Company Board of Directors and, except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company or vote of the Company’s stockholders are necessary to authorize the consummation of the transactions contemplated hereby, including the Merger. The Company Board of Directors has unanimously (i) resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”), (ii) declared it advisable to enter into the Merger Agreement , (iii) determined that this Agreement and the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and the Company’s stockholders, (iii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement and (iv) directed that the adoption of this

Agreement be submitted for consideration by the Company’s stockholders at a meeting thereof. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and the availability of equitable relief and any implied covenant of good faith and fair dealing (the “Enforceability Exceptions”).

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of the Proxy Statement with the U.S. Securities and Exchange Commission (the “SEC”) and any amendments or supplements thereto, (iii) the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), (iv) the rules and regulations of the New York Stock Exchange, (v) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and (vi) CFIUS Approval (collectively, the “Company Approvals”), and subject to the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 4.2(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is required to be made or obtained, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The execution and delivery by the Company of this Agreement does not, and (assuming the Company Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of, or trigger the grant of any material rights or material change to the payment terms under, any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, except for any of the foregoing as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or (iii) conflict with or violate any applicable Laws except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since March 31, 2013 (all such forms, documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the applicable requirements of the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since March 31, 2013 has been, required to file any forms, reports or other documents with the SEC. As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (the “Company Financial Statements”) (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, subject to normal year-end audit adjustments, non-GAAP financial measures accompanied by any reconciliation to GAAP that is required by the applicable rules and regulations of the SEC, and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply as to form in all material respects with the applicable accounting requirements under the Securities Act, the Exchange Act and the applicable rules and regulations of the SEC. As of the date of this Agreement, KPMG LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. There are no unconsolidated Subsidiaries of the Company.

(c) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any material joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any material “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended March 31, 2015, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud or allegations of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof. Each of the Company and its Subsidiaries has substantially addressed any such deficiency, material weakness or fraud.

Section 3.6 No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), except for (i) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the annual period ended March 31, 2015 (including any notes thereto), (ii) Liabilities arising in connection with the transactions contemplated hereby, (iii) Liabilities arising from an existing Contract, or a Contract entered into in compliance with this Agreement, except to the extent such Liabilities arose or resulted from a breach or a default of such Contract, (iv) Liabilities incurred in the ordinary course of business since March 31, 2015 and (v) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries are, and since September 30, 2012 have been, in compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees or agency requirements of Governmental Entities (collectively, “Laws”

and each, a “Law”). Since September 30, 2012, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or possible failure to comply with any material Law in a material respect.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries hold, and have at all times since September 30, 2012 held, all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”) and have paid all fees and assessments due and payable in connection therewith. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any material modification, termination or revocation thereof, the Company and its Subsidiaries are in compliance with the terms and requirements of all such Company Permits and, to the Company’s knowledge, no suspension or cancellation of any such Company Permit is threatened.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Company or its Subsidiaries, or to the Company’s knowledge, any director, officer, employee, agent of the Company or any of its Subsidiaries, in each case, acting on behalf of the Company or any of its Subsidiaries, has, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries; (iii) violated or is in violation of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or is in violation of any similar Law or other applicable Bribery Legislation; (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries; (v) made, promised or authorized any fraudulent entry on the books or records of the Company or any of its Subsidiaries; (vi) made any unlawful bribe, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries; or (vii) violated any provision of the USA PATRIOT Act applicable to the Company and its Subsidiaries. The Company has instituted policies and procedures that reasonably address compliance with the FCPA and other applicable Bribery Legislation by the Company and its Subsidiaries and maintains such policies and procedures in force, except for failures to have such policies or maintain such policies and procedures in force as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Company or its Subsidiaries, or to the Company’s knowledge, any director, officer, employee or agent of the Company or any of its Subsidiaries, (i) is a Sanctioned Person, (ii) has in the past five years engaged in, has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of the Company or any of its Subsidiaries, except pursuant to a license from the United States, or (iii) has in the past five years violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the Company’s knowledge, been the subject of an investigation or allegation of such a violation or sanctionable conduct.

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since September 30, 2012 through the date of this Agreement, none of the Company or any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or any material complaint, allegation, assertion, claim or concerns from employees of the Company or any of its Subsidiaries regarding questionable accounting or auditing matters with respect to the Company or any of its Subsidiaries.

(f) Notwithstanding anything contained in this Section 3.7, no representation or warranty shall be deemed to be made in this Section 3.7 in respect of the matters referenced in Section 3.8, Section 3.9, Section 3.13, or Section 3.14.

Section 3.8 Environmental Laws and Regulations. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) there are no suits, actions, claims, proceedings, arbitrations, or, to the knowledge of the Company, investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, alleging non-compliance with or other Liability under any Environmental Law or arising from the Release or presence of or exposure to Hazardous Materials, (b) the Company and its Subsidiaries are and have since September 30, 2012 been, in compliance with all Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (c) there has been no Release or presence of or exposure to Hazardous Materials by the Company or any of its Subsidiaries, (i) whether on or off any Company Leased Real Property, Company Owned Real Property or, to the knowledge of the Company, any property formerly owned or operated by the Company or any of its Subsidiaries or (ii) to the knowledge of the Company, as a result of any operations or activities of the Company or any of its Subsidiaries, in each case that would reasonably be expected to give rise to any Liability to the Company or its Subsidiaries, (d) neither the Company nor any of its Subsidiaries has been identified as potentially responsible or liable for or has received an information request relating to any off-site storage, treatment, recycling or disposal of Hazardous Materials under Environmental Laws including CERCLA, (e) none of the Company and its Subsidiaries is subject to any Order or any indemnity obligation or other Contract with any person that would reasonably be expected to result in Liabilities to the Company or any of its Subsidiaries under applicable Environmental Laws or concerning Hazardous Materials or Releases, (f) neither the Company nor any of its Subsidiaries has received any written notice the subject matter of which remains unresolved from any Governmental Entity alleging non-compliance by the Company or any of its Subsidiaries with respect to any Environmental Law or Company Permit required by applicable Environmental Law in connection with the ownership or operation of their respective businesses, and (g) no Liens pursuant to Environmental Laws have been or are imposed on the property owned or operated by the Company or its Subsidiaries, and to the Company’s knowledge, no such Liens have been threatened. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will require any investigation or remediation activities or notice to or consent of any Governmental Entity or third party pursuant to any Environmental Law.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of each material U.S. Company Benefit Plan. With respect to each material U.S. Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) all plan documents (including all material written amendments thereto) (which, for the avoidance of doubt, with respect to any material U.S. Company Benefit Plan for which a form agreement is used, shall consist of a copy of such form); (ii) all related trust documents; (iii) all insurance contracts or other funding arrangements; (iv) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”); (v) the most recent determination letter from the IRS for any U.S. Company Benefit Plan that is intended to qualify under Section 401(a) of the Code; and (vi) the most recent summary plan description.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each U.S. Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all contributions required to be made to any U.S. Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any U.S. Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company. With respect to each grant of Company Options, each such grant was made in all material respects in accordance with the terms of the Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the New York Stock Exchange.

(c) Section 3.9(c) of the Company Disclosure Schedule identifies each U.S. Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”). With respect to each Qualified Plan, (i) the IRS has issued a favorable determination letter with respect to each Qualified Plan and its related trust, for the most recent cycle applicable to such Qualified Plan), and such determination letter has not been revoked (nor has revocation been threatened in writing), and (ii) to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to result in disqualification of any Qualified Plan or the related trust. No trust funding any U.S. Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(d) None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, in the past three years, maintained, established, contributed to or been obligated to contribute to any plan that is (i) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”) or (ii) subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no circumstance exists that would reasonably be expected to result in any Liability to the Company or to any of its Subsidiaries or, to the knowledge of the Company, any of its ERISA Affiliates, under Title IV or Section 302 of ERISA or under Section 412, 430 or 4971 of the Code.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, there are no pending or, to the knowledge of the Company, threatened material claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Company’s knowledge, no set of circumstances exists which would reasonably be expected to give rise to a claim or lawsuit, against the Company, the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans and for whom the Company has an obligation to indemnify, or the assets of any of the trusts under any of the Company Benefit Plans.

(f) No U.S. Company Benefit Plan or, except as would not reasonably be expected to result in a material Liability to the Company and its Subsidiaries, Non-U.S. Company Benefit Plan provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each U.S. Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been since September 30, 2012 in documentary and operational compliance with Section 409A of the Code. The Company is not party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) of the Code.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Non-U.S. Company Benefit Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, and (iii) has been maintained in compliance with all applicable Laws.

(i) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries (who is a natural person or a personal services entity) to severance pay, accrued pension benefit or any other payment under a U.S. Company Benefit Plan or, except as would not reasonably be expected to result in a material Liability to the Company and its Subsidiaries, any Non-U.S. Company Benefit Plan, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, consultant or officer (who is a natural person or a personal services entity) under a U.S. Company Benefit Plan or, except as would not reasonably be expected to result in a material Liability to the Company and its Subsidiaries, any Non-U.S. Company Benefit Plan, (iii) trigger any funding obligation under, or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate, a U.S. Company Benefit Plan or, except as would not reasonably be expected to result in a material Liability to the Company and its Subsidiaries, any Non-U.S. Company Benefit Plan, or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code or Section 4999 of the Code). No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code. No Company Benefit Plan provides for, and neither the Company nor any of its Subsidiaries has any obligation to pay, any gross-up or reimbursement of Taxes under Section 4999 of the Code.

Section 3.10 Absence of Certain Changes or Events.

(a) Since March 31, 2015 and through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since March 31, 2015, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.11 Investigations; Litigation. There is no suit, action, claim, proceeding, arbitration or investigation pending or, to the knowledge of the Company, threatened (a) against the Company or any of its Subsidiaries or any other person for whom the Company or any of its Subsidiaries may be liable before (or, if threatened, that would be before) or by any Governmental Entity or (b) to which any of the properties or assets of the Company or any of its Subsidiaries are subject, in each case that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against or, to the knowledge of the Company, investigation by any Governmental Entity involving, the Company or any of its Subsidiaries or any of their respective properties or assets, except for those that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. As of the date hereof, to the knowledge of the Company, there is no suit, action, claim, proceeding, arbitration or investigation pending or threatened that seeks equitable, declaratory or injunctive relief that would reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

Section 3.12 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the proxy statement relating to the Company Stockholders’ Meeting (together with any amendments or supplements thereto, in each case in the form or forms mailed to the Company’s stockholders, the “Proxy Statement”) will not, at the time the Proxy Statement is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger (including the Company Stockholders’ Meeting), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent in writing expressly for inclusion therein.

Section 3.13 Tax Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) (i) The Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are true, complete and accurate in all respects, and (ii) the Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that the Company or any of its Subsidiaries are obligated to withhold (including, in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, stockholders or other third party), in each case, whether or not shown on any Tax Return, except, in each case of clauses (i) and (ii), with respect to matters for which adequate reserves have been established, in accordance with GAAP, in the Company Financial Statements.

(b) The federal income Tax Returns of the Company and its Subsidiaries have been examined through the Tax year ending March 31, 2006. There are currently no (i) effective waivers of any statute of limitations with respect to Taxes of the Company or any of its Subsidiaries or (ii) extensions of time with respect to a Tax assessment or deficiency of the Company or any of its Subsidiaries.

(c) All assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been paid in full.

(d) There is no deficiency for any amount of Taxes which has been proposed, asserted or assessed, in each case, in writing, by any Taxing Authority against the Company or any of its Subsidiaries that has not been paid or for which adequate reserves have not been established, in accordance with GAAP, in the Company Financial Statements. There are no audits, suits, proceedings, examinations, investigations or other administrative or judicial proceedings ongoing, pending or, threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries.

(e) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(f) No claim has been made in writing in the past five years by any Taxing Authority in a jurisdiction where the Company and its Subsidiaries do not file income or franchise Tax Returns that the Company or any of its Subsidiaries is or may be subject to income or franchise Tax in that jurisdiction.

(g) Neither the Company nor any of its Subsidiaries is bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any Taxing Authority with respect to any Taxes, nor is any request for such ruling or memorandum outstanding.

(h) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date hereof.

(i) Neither the Company nor any of its Subsidiaries (i) is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than (x) an agreement or arrangement solely among the Company and/or its Subsidiaries or (y) pursuant to ordinary course commercial contracts not primarily relating to Taxes) or (ii) has any Liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or any similar provision of state, local or foreign Tax Law), as transferee, successor, or otherwise.

(j) None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b) (or any similar provision of state Tax Law).

Section 3.14 Employment and Labor Matters. Except as set forth in Section 3.14 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement (each, a “Collective Bargaining Agreement”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms and conditions of the Collective Bargaining Agreements and applicable Laws pertaining to the Collective Bargaining Agreements. To the knowledge of the Company, as of the date hereof, there are no material activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. Except as set forth in Section 3.14 of the Company Disclosure Schedule, as of the date hereof, no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, there is no strike, lockout, slowdown, or work stoppage against the Company or any of its

Subsidiaries pending or, to the Company’s knowledge, threatened. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) there is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity, and (ii) none of the Company and its Subsidiaries are a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have complied with all Laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and equitable pay practices) and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and no claims relating to non-compliance with the foregoing are pending or, to the Company’s knowledge, threatened. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company, there are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts required to be paid that are due or owing by the Company pursuant to any workplace safety and insurance/workers’ compensation Laws.

Section 3.15 Intellectual Property.

(a) The United States and foreign issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks and registered Copyrights owned by the Company or any of its Subsidiaries are referred to collectively as the “Company Registered Intellectual Property”. No registrations or applications for Company Registered Intellectual Property have expired or been cancelled or abandoned except in accordance with the expiration of the term of such rights, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company and its Subsidiaries own all right, title, and interest, free and clear of all Liens (except for Permitted Liens) to, or otherwise have a valid and enforceable right to use all Intellectual Property necessary for or used in the conduct of the business of the Company and its Subsidiaries as currently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Intellectual Property owned by the Company or its Subsidiaries is owned jointly with a third party.

(c) To the Company’s knowledge, the conduct of the business of the Company and its Subsidiaries does not infringe, violate or constitute misappropriation, and since September 30, 2012, has not infringed, violated or constituted misappropriation, of any Intellectual Property of any third person except for such infringements, violations and misappropriations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Company’s knowledge, no third person is infringing, violating or misappropriating any Intellectual Property owned by the Company or its Subsidiaries except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no (i) pending claim or (ii) asserted or threatened claim in writing (including any “cease and desist” letters and invitations to license), asserting or threatening that the Company or any Subsidiary has infringed, violated or misappropriated, or is infringing, violating or misappropriating any Intellectual Property rights of any third person, except for any such claims that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have implemented (i) commercially reasonable measures to protect the confidentiality, integrity and security of the Company’s and its Subsidiaries’ material Trade Secrets and material IT Assets (and the information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (x) the IT Assets used by the Company and its Subsidiaries perform the functions necessary to carry on the conduct of their respective businesses, (y) there has been no material failure or other material substandard performance of any IT Assets since September 30, 2012 which has caused any material disruption to the to the business of the Company and its Subsidiaries, and (z) there have been no material unauthorized intrusions or breaches of the security of such IT Assets.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets of the Company and its Subsidiaries and third party confidential information provided to the Company or any Subsidiary that the Company or such Subsidiary is obligated to maintain in confidence. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries comply in all material respects with their internal policies, and procedures, and in all material respects with the Payment Card Industry Data Security Standard and any other legally binding credit card company and other legal requirements, to the extent applicable, relating to privacy, data protection, and the collection, retention, protection and use of Sensitive Data and personal information collected, used, or held for use by (or on behalf of) the Company and its Subsidiaries. There are no claims pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries alleging a violation of any third person’s privacy or personal information or data rights except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. Since September 30, 2012, there has been no unauthorized access, unauthorized acquisition or disclosure, or any loss or theft, of Sensitive Data of the Company, its Subsidiaries or its customers, or any employee’s or third party’s personal information, while such Sensitive Data or other personal data is in the possession or control of the Company, its Subsidiaries or third-party vendors, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(f) The consummation by the Company and its Subsidiaries of the transactions contemplated hereby will not, as a result of any contract or other obligation binding on Company or its Subsidiaries, cause Parent or any of its Affiliates (other than the Company, to the same extent prior to the Closing): (i) to grant to any third person any right to any material Intellectual Property or (ii) to be bound by any material non-compete or material other restriction on the operation or scope of their respective businesses, in each case, related to Intellectual Property.

Section 3.16 Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company has good and valid title to, or in the case of leased personal property assets, valid leasehold interests in, all tangible personal property currently used in the operation of the business of the Company and its Subsidiaries free and clear of any Liens, except Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, either the Company or a Subsidiary of the Company has a good and valid leasehold (or, as applicable, license or other) interest in each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, collectively, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively and including all amendments thereto, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens. Section 3.16(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Leased Real Property. A true and complete copy of the Company Real Property Leases which relates that certain Company Leased Real Property located in Radnor, Pennsylvania, which serves as the Company’s global headquarters has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Real Property Lease (A) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (B) no uncured material default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord or licensor or comparable party thereunder, exists under any such Company Real Property Lease, and (C) to the knowledge of the Company, no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default by any party under any such Company Real Property Lease. Section 3.16(a) of the Company Disclosure Schedule sets forth a list, as of the date hereof, of all material real property owned by the Company and its Subsidiaries (“Company Owned Real Property”). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or its Subsidiaries, has valid and marketable title to the Company Owned Real Property free and clear of any and all Liens except Permitted Liens. Neither the Company nor any of its Subsidiaries is currently leasing, licensing or otherwise granting any person any right to use or occupy Company Owned Real Property, which lease, license or other grant is material to the Company and its Subsidiaries, taken as a whole.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending, and, to the knowledge of the Company, there are no such proceedings threatened or affecting any of the Company Owned Real Property or Company Leased Real Property.

Section 3.17 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the Company and its Subsidiaries maintain insurance in such amounts and against such risks as is customary for the industries in which it and its Subsidiaries operate and as the management of the Company has in good faith determined to be adequate, (b) all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, all premiums and other payments due on such policies have been paid by the Company or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (c) the Company and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, and neither the Company nor any of its Subsidiaries is in breach or default under, or has taken any action that could permit termination or material modification of, any insurance policies, and (d) as of the date of this Agreement, there is (i) no threatened termination of, or threatened premium increase with respect to, any of such policies other than increases in connection with the Company’s annual renewal process and (ii) no claim pending regarding the Company or any of its Subsidiaries under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

Section 3.18 Opinion of Financial Advisor. The Company Board of Directors has received the opinion of each of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated each dated the date of this Agreement to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof as set forth in such opinion, the Merger Consideration to be received by the holders of shares of the Company Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all parties, or, if later, upon receipt of the written copy of each said opinion, furnish an accurate and complete copy of such opinion to Parent solely for informational purposes. On and subject to the terms of any engagement letter entered into by the Company, the Company has been authorized by each of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to permit the inclusion of each opinion in its entirety and references thereto in the Proxy Statement.

Section 3.19 Material Contracts.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) (other than any Company Benefit Plan);

(ii) any Contract with any of its directors or officers (other than any Company Benefit Plan);

(iii) any material Contract that expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other person or solicit any client or customer and, in each case, that, following the Closing, will materially restrict the ability of Parent or its Subsidiaries (including the Surviving Company and its Subsidiaries) in respect of any of the foregoing;

(iv) (A) any Contract that expressly obligates the Company or its Subsidiaries (or following the Closing, Parent or its Subsidiaries) to conduct business with any third party on a preferential or exclusive basis; (B) any Contract that contains “most favored nation” or similar covenants; or (C) any Contract that requires the Company or any of its Subsidiaries to “take or pay” with respect to the purchase of any goods or services, in each of cases (A), (B) and (C), where such obligation, covenant or requirement, respectively, is material to the Company and its Subsidiaries, taken as a whole;

(v) any Contract relating to Indebtedness (other than intercompany Indebtedness owed by the Company or any wholly owned Subsidiary to any other wholly owned Subsidiary, by any wholly owned Subsidiary to the Company or by Radnor Funding Corp. to the Company) of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $5,000,000;

(vi) any Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(vii) any Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) and with any outstanding obligations as of the date of this Agreement, (A) in the case of any such acquisition or disposition which has not been consummated as of the date hereof, with a value in excess of $5,000,000, and (B) in the case of any such acquisition or disposition which has been consummated within five years prior to the date hereof, with a value in excess of $20,000,000;

(viii) any material joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(ix) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(x) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in excess of $2,000,000 in, any person (other than the Company or any of its Subsidiaries);

(xi) any settlement agreement of the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has ongoing material obligations thereunder, other than agreements or releases immaterial in nature or amount entered into in the ordinary course of business consistent with past practice with former employees of the Company or its Subsidiaries or independent contractors in connection with the routine cessation of such employee’s or independent contractor’s employment;

(xii) any material Contract with a Top Customer or Top Supplier;

(xiii) any material software Contract granted to the Company or any of its Subsidiaries that involves fees payable by the Company or any of its Subsidiaries of more than $1,500,000 annually;

(xiv) any Contract with an affiliate or other person that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act; and

(xv) any material wholesale purchasing gas Contract, including gases in the following forms: bulk, cylinder, and tube trailers.

All contracts of the types referred to in clauses (i) through (xv) above (whether or not set forth on Section 3.19(a) of the Company Disclosure Schedule) are referred to herein as “Company Material Contracts.”

(b) Neither the Company nor any Subsidiary of the Company is in breach of or default in any respect under the terms of any Company Material Contract and, to the knowledge of the Company no other party to any Company Material Contract is in breach of or default in any respect under the terms of any Company Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach of or default or result in the termination of or a right of termination or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit under the terms of any Company Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, each Company Material Contract (i) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and of each other party thereto, and (ii) is in full force and effect, subject to the Enforceability Exceptions, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no disputes pending or, to the Company’s knowledge, threatened with respect to any Company Material Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract, nor to the Company’s knowledge, is any such party threatening to do so, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.20 Products. Since September 30, 2012, there has not been, and there is no pending or, to the knowledge of the Company, threatened recall or, to the knowledge of the Company, investigation of, or with respect to, any of the Company’s or its Subsidiaries’ product offerings required by the Consumer Product Safety Commission or any other Governmental Entity that individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Since September 30, 2012, the Company has not received any written notice or, to the Company’s knowledge, other communication from the Consumer Product Safety Commission or any other Governmental Entity of any actual or alleged violation of any applicable Law governing product recalls, product safety, product defects, or the content of product materials or packaging and labeling of products that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 3.21 Finders or Brokers. Except for Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.22 State Takeover Statutes. Assuming the accuracy of the Parent’s representations and warranties set forth in Section 4.8, no state “fair price”, “moratorium”, “control share acquisition”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other anti-takeover or similar Laws (including Section 203 of the DGCL) is applicable to this Agreement, the Voting and Support Agreement, the Merger or any of the other transactions contemplated by this Agreement or the Voting and Support Agreement. The Company Board of Directors has taken all actions necessary to render all potentially applicable Takeover Statutes and provisions of the Company Organizational Documents inapplicable to this Agreement, the Voting and Support Agreement, the Merger and the other transactions contemplated by this Agreement and the Voting and Support Agreement.

Section 3.23 Rights Agreement. The Company or the Company Board of Directors, as the case may be, has (a) taken all necessary actions so that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in a “Distribution Date” (as defined in the Rights Agreement) or in Parent or Merger Sub being an “Acquiring Person” (as defined in the Rights Agreement) and (b) amended the Rights Agreement (such amendment, the “Rights Agreement Amendment”) to (i) render it inapplicable to this Agreement and the transactions contemplated hereby, including the Merger and (ii) provide that the “Final Expiration Date” (as defined in the Rights Agreement) shall occur immediately prior to the Effective Time. To the Company’s knowledge, no person is an “Acquiring Person” and no “Stock Acquisition Date” or “Distribution Date” (each as defined in the Rights Agreement) has occurred.

Section 3.24 No Other Representations. Except for the representations and warranties contained in this Article III or in any certificates delivered by the Company in connection with the Closing, each of Parent and Merger Sub acknowledges that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms, or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions, or other forward-looking information.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure schedule delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) (provided that disclosure in any section of such Parent Disclosure Schedule shall apply to any other section of the Parent Disclosure Schedule to the extent that it is reasonably apparent on the face of such disclosure that such disclosure applies to another representation or warranty in this Article IV), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization. Parent is a French société anonyme, and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2 Corporate Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and, with respect to Parent, the Commitment Letter and the Bridge Term Loan Facility Agreement (“BFA”) contemplated by the Commitment Letter and to consummate the transactions contemplated hereby, including the Merger and, with respect to Parent, the BFA. The execution, delivery and performance by Parent and Merger Sub of this Agreement and, with respect to Parent, the BFA and the consummation by each of them of the transactions contemplated hereby, including the

Merger and, with respect to Parent, the Financing contemplated by the BFA, have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate action or proceedings on the part of either Parent or Merger Sub, or other vote of Parent’s or Merger Sub’s stockholders, is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the Commitment Letter and, with respect to Parent, the BFA and the consummation of the transactions contemplated hereby, including the Merger and, with respect to Parent, the Financing contemplated by the BFA. The Board of Directors of Merger Sub has unanimously (i) determined that this Agreement and the Merger are fair to and in the best interests of Merger Sub’s stockholders and (ii) approved this Agreement and the Merger. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, (iii) the HSR Act, (iv) the approvals set forth in Section 4.2(b) of the Parent Disclosure Schedule, and (v) CFIUS Approval (collectively, the “Parent Approvals”), and subject to the accuracy of the Company’s representations and warranties set forth in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is required to be made or obtained, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, including the Financing contemplated by the BFA, except for such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement does not, and (assuming the Parent Approvals are obtained) the consummation of the transactions contemplated hereby, including the Financing contemplated by the BFA, and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or Merger Sub to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of, any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, right or license binding upon Parent or Merger Sub or by which or to which any of their respective properties, rights or assets are bound or subject, in each case, upon any of the properties or assets of the Parent or Merger Sub, except for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, or accelerations or Liens as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the charter or bylaws or other equivalent organizational document, of Parent or Merger Sub or (iii) conflict with or violate any applicable Laws except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.3 Investigations; Litigation. There is no suit, action, claim, proceeding, arbitration, or investigation pending or, to the knowledge of Parent, threatened, as of the date of this Agreement, that challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement. There is no judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against or, to the knowledge of Parent, investigation by any Governmental Entity involving, Parent or Merger Sub or any of their respective properties or assets, except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.4 Proxy Statement. The information supplied by Parent in writing expressly for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.5 Finders or Brokers. Except for persons entitled to fees or commissions that are payable solely by Parent or any of Parent’s Subsidiaries, neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.6 Financing.

(a) Parent has delivered to the Company a true, complete and correct copy of the fully executed debt commitment letter, dated as of the date of this Agreement, by and among the Financing Sources, Finance Sub and Parent providing for debt financing as described by such commitment letter (such commitment letter, including all exhibits, schedules, annexes and amendments thereto and each fully executed fee letter (redacted for provisions related to fees, flex terms and other economic terms, none of which could materially and adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing contemplated thereby), collectively, the “Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Sources party thereto have agreed to lend the amounts set forth therein, for the purpose of financing the Merger.

(b) As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the valid, binding and enforceable obligation of Parent, Finance Sub and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms (subject to the Enforceability Exceptions). There are no conditions precedent related to the funding of the full amount of the Financing contemplated by the Commitment Letter, other than the conditions precedent set forth in Section 3 of the Commitment Letter and in the term sheet attached to the Commitment Letter and Clauses 4.1, 4.2 and 4.5 and parts 1 and 2 of Schedule 2 of the BFA (such conditions precedent, the “Financing Conditions”).

(c) As of the date of this Agreement, the Commitment Letter has not been amended or modified in any manner, and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by Parent or Finance Sub or, to the knowledge of Parent, any other party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by Parent or Finance Sub or, to the knowledge of Parent, any other party thereto; provided, that the Parent is currently contemplating the refinancing of the bridge loans provided pursuant to the Commitment Letter with debt or equity financing.

(d) Assuming the accuracy of the representations and warranties of the Company set forth in this Agreement such that the condition set forth in Section 6.3(a) is satisfied and performance by the Company of its obligations hereunder in all material respects, as of the date of this Agreement, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) the Financing contemplated by the Commitment Letter will not be made available to Parent or Finance Sub on the Closing Date.

(e) As of the date of this Agreement, Parent and Finance Sub are not in default or breach under the terms and conditions of the Commitment Letter and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach or a failure to satisfy a condition by Parent or Finance Sub or, to the knowledge of Parent, any other party thereto, under the terms and conditions of the Commitment Letter.

(f) As of the date of this Agreement, there are no side letters, understandings or other agreements or arrangements relating to the Commitment Letter or the Financing to which Parent, Finance Sub or any of their Affiliates is a party that could affect the availability of the Financing contemplated by the Commitment Letter on the Closing Date, other than those set forth in the Commitment Letter.

(g) Parent or an Affiliate thereof on its behalf has fully paid any and all commitment or other fees and amounts required by the Commitment Letter to be paid prior to the date of this Agreement.

(h) Assuming the satisfaction or waiver of the conditions set forth in Section 6.3(a) and 6.3(b) and that the Financing is received in the amounts contemplated by the Commitment Letter, Parent will have at Closing sufficient funds available to consummate the Merger, including the making of all required payments in connection with the Merger, including payment of the Merger Consideration, any payments made in respect of equity compensation obligations to be paid in connection with the transactions contemplated hereby, the payment of any Indebtedness of the Company and its Subsidiaries required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger, including premiums and fees incurred in connection therewith and all other amounts to be paid pursuant to this Agreement and associated costs and expenses of the Merger (such amounts, collectively, the “Merger Amounts”). In no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Commitment Letter) by or to Parent, Finance Sub, Merger Sub, or any of their Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

Section 4.7 Merger Sub. Merger Sub is an indirect wholly owned subsidiary of Parent. As at the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value of $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has outstanding no option, warrant, right, or any other agreement pursuant to which any person other than Parent may acquire any equity security of Merger Sub. Since its date of incorporation, Merger Sub has not and prior to the Effective Time will not have carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 4.8 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries is, or has been at any time during the period commencing three years prior to the date hereof through the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL.

Section 4.9 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded in order for Parent to consummate the transactions contemplated by this Agreement, including the Merger and the Financing contemplated by the Commitment Letter.

Section 4.10 No Other Representations. Except for the representations and warranties contained in this Article IV or in any certificates delivered by Parent or Merger Sub in connection with the Closing, the Company acknowledges that neither Parent, Merger Sub nor any person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms, or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions, or other forward-looking information.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly required by this Agreement or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company shall and shall cause each of its Subsidiaries to, (x) conduct its business in all material respects in the ordinary course, (y) subject to compliance with the other restrictions in this Section 5.1, use reasonable best efforts to maintain and preserve intact, in all material respects, its business organization, assets, key employees, present lines of business, rights, franchises, permits and business relationships with customers (generally) and suppliers and (z) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated by this Agreement, perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

(b) During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly required by this Agreement, or (iv) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(A) amend the Company Organizational Documents or the Company Subsidiary Organizational Documents, or otherwise take any action to exempt any person from any provision of the Company Organizational Documents or the Company Subsidiary Organizational Documents;

(B) split, combine or reclassify any of its capital stock, voting securities or other equity interests;

(C) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (1) dividends paid by any of the Subsidiaries of the Company to the Company or any of their wholly owned Subsidiaries, respectively to the extent such dividends would not result in a material Tax Liability to the Company, or (2) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Options or for withholding Taxes incurred in connection with the exercise of Company Options; provided, that the Company may make, declare and pay quarterly cash dividends in an amount per share not in excess of $0.60 in any quarter; provided that, beginning with the first quarterly dividend to be declared after March 31, 2016, such $0.60 limitation may be increased to the amount determined by applying the Payout Ratio against the midpoint of the Company’s guidance for fiscal year 2017, but in no event to exceed $0.66 per share, and all dividends thereafter shall be in the same amount, and in all cases with record dates consistent with the record dates customarily used by the Company for the payment of quarterly cash dividends, including with respect to the quarter in which the Effective Time occurs unless the Effective Time precedes the record date for such quarter. For purposes of this Agreement, “Payout Ratio” means 2.40 divided by diluted earnings per share for the fiscal year ended March 31, 2016;

(D) grant any Company Options or other equity or equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(E) (i) issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except pursuant to the due exercise of Company Options outstanding as of the date hereof in accordance with their terms, or pursuant to the ESPP to the extent provided in Section 2.3 or in transactions solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, or (ii) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

(F) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(G) incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money or issue or sell any debt securities or any rights to acquire any debt securities, except for (1) any Indebtedness for borrowed money among the Company and/or its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (2) guarantees by the Company of Indebtedness for borrowed money of wholly owned Subsidiaries of the Company or guarantees by wholly owned Subsidiaries of the Company of Indebtedness for borrowed money of the Company or any of its wholly owned Subsidiaries, which Indebtedness is incurred in compliance with this clause (G) or is outstanding on the date hereof, (3) Indebtedness for commercial paper programs or similar facilities and other Indebtedness under working capital facilities (including Indebtedness under revolving credit facilities, receivables facilities, and local working capital facilities) (all such programs, facilities and Indebtedness, “Working Capital Facilities”); provided, that any such Indebtedness shall be drawn solely in the ordinary course of business consistent with past practice and under Working Capital Facilities existing as of the date hereof or refinancings of such facilities with other Working Capital Facilities in a principal amount not in excess of the replaced Working Capital Facilities, (4) capital leases and other asset-level financings relating to truck leases incurred in the ordinary course of business consistent with past practice, (5) Indebtedness incurred in consultation with Parent to refinance Indebtedness existing on the date hereof or permitted by this clause (G) within 90 days of such Indebtedness becoming due in a principal amount not in excess of an amount equal to the sum of (X) the principal amount of the replaced Indebtedness plus (Y) any premiums, accrued and unpaid interest, expenses, defeasance costs and fees in connection therewith, and (6) the increase in additional outstanding Indebtedness for borrowed money not to exceed

$15,000,000 in aggregate principal amount outstanding incurred by the Company or any of its Subsidiaries other than in accordance with clauses (1) through (5); provided, that, any Indebtedness that would constitute an “investment in United States property” under section 956 of the Code and would result in a material Tax Liability to the Company is not Indebtedness described in clauses (1) through (6);

(H) make any loans or advances in excess of $5,000,000 individually to any other person, except for loans among the Company and/or any of its consolidated or wholly owned Subsidiaries;

(I) except as otherwise permitted or required by this Agreement or for transactions between or among the Company and its Subsidiaries or among the Company’s Subsidiaries, prepay, redeem, repurchase, defease, cancel or otherwise terminate any Indebtedness for borrowed money of the Company or any Subsidiary other than (1) Indebtedness under the Company’s revolving credit facilities, receivables facilities, commercial paper arrangements and any other working capital facilities and (2) prepayments of Indebtedness made within 90 days of the same becoming due;

(J) (1) other than in accordance with contracts or agreements in effect on the date hereof, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets having a value in excess of $5,000,000 individually or $15,000,000 in the aggregate to any person other than to the Company or a wholly owned Subsidiary of the Company (other than (w) sales of inventory, (x) sales of rental equipment in the ordinary course or obsolete or worthless equipment, (y) commodity, purchase, sale or hedging agreements which can be terminated upon 90 days or less notice without penalty, and power hedging contracts which can be terminated upon 180 days or less notice without penalty, in each case in the ordinary course of business consistent with past practice or (z) sales of unused real estate with a market value, individually, no greater than $5,000,000), or (2) other than in accordance with contracts or agreements in effect on the date hereof, cancel, release or assign any material indebtedness for borrowed money of any such person owed to it or any claims held by it against any such person other than in the ordinary course of business consistent with past practice, and other than Indebtedness by the Company or any Subsidiary to any other Subsidiary, or by any Subsidiary to the Company;

(K) acquire any assets (other than acquisitions of assets in the ordinary course of business) or any other person or business of any other person (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) or make any investment in any person, in each case other than a wholly owned Subsidiary of the Company, either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any person other than a wholly owned Subsidiary of the Company, other than acquisitions or investments consistent with past practice not to exceed $20,000,000 individually or $100,000,000 in the aggregate;

(L) make any capital expenditures or capital commitments, other than (1) during the fiscal year ending March 31, 2016, capital expenditures or capital commitments that are contemplated in its capital expenditure budget for the fiscal year ending March 31, 2016, as disclosed to Parent prior to the date hereof or (2) in any fiscal quarter commencing after March 31, 2016, capital expenditures or capital commitments not to exceed $20,000,000 individually (other than with respect to projects that are in progress under the FY2016 budget or disclosed on Section 5.1(b) of the Company Disclosure Schedule) or, in the aggregate, 105% of 25% of the aggregate amount of capital expenditures and capital commitments set forth in the capital expenditure budget for the fiscal year ending March 31, 2016;

(M) except in the ordinary course of business consistent with past practice, (1) terminate, amend, waive any right under, extend or fail to exercise an expiring extension option with respect to (x) any Company Material Contract of a type referred to in Sections 3.19(a)(i), (viii), or (xiii), or to which any of the persons set forth on Appendix 5.1(b)(M) of the Company Disclosure Schedule (or any of such persons’ respective Subsidiaries or Affiliates) is a counterparty, or (y) any gas supply Contract relating to the supply of CO2 gas, (2) enter into any contract that would constitute a Company Material Contract of a type referred to in Sections 3.19(a)(iii), (iv), (vi), (viii), (ix) if it were in effect on the date of this Agreement, (3) other than with respect to capital expenditures or commitments that are the subject of Section 5.1(b)(L), without prior consultation with Parent, enter into any contract expected to result in payment by the Company and its Subsidiaries in excess of $2,000,000 that (x) will not expire by its terms in 12 months or fewer and (y) cannot be terminated by the Company or any of its Subsidiaries without material penalty upon no more than 12 months’ notice, or (4) enter into any “requirements” Contract that would require the purchase of any product or service by the Company or any of its Subsidiaries and which is expected to result in payment by the Company and its Subsidiaries in excess of $5,000,000;

(N) except as required by applicable Law, any Collective Bargaining Agreement in effect as of the date hereof, or the terms of any Company Benefit Plan as in effect as of the date hereof, shall not, and shall not permit any of its Subsidiaries to, (1) establish, adopt, materially amend or terminate any material Collective Bargaining Agreement or Company Benefit Plan or create or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, except for adoptions, amendments or terminations in the ordinary course of business that do not result in a more than a de minimis increase in the cost of such Company Benefit Plan to the Company and its Subsidiaries and that do not solely affect or disproportionally benefit the executive officers, (2) enter into any third-party Contract with respect to a Company Benefit Plan (including contracts for the provision of services to such Company Benefit Plan, including benefits administration) having a term of greater than one year, (3) increase in any manner the compensation (including severance, change-in-control and retention compensation) or benefits of any current or former directors, officers, employees, consultants, independent contractors or other service providers of the Company or its Subsidiaries who are individuals, (4) pay or award, or commit to pay or award, any bonuses or incentive compensation, (5) accelerate any rights or benefits, or, other than in the ordinary course of business consistent with past practice, make any material determinations or interpretations with respect to any Company Benefit Plan, (6) increase the time of funding or payment or amount required to fund any Company Benefit Plan, or fund any rabbi trust or similar arrangement associated with or intended to satisfy liabilities under any Company Benefit Plan, or (7) hire or terminate the employment or services of (other than for cause) any officer, employee, consultant, independent contractor or other service provider, in each case, whose gross base salary exceeds $175,000;

(O) implement or adopt any change in its financial accounting principles or its methods, other than as may be required by GAAP or applicable Law;

(P) except as otherwise provided in Section 5.13, commence, settle or compromise any litigation, claim, suit, action or proceeding, except for (1) settlements or compromises of civil litigation, claims, suits, actions or proceedings that (w) involve monetary remedies with a value not in excess of, with respect to any individual litigation, claim, suit, action or proceeding, $2,000,000 (net of any insurance and indemnity, contribution and similar obligations for the benefit of the Company or any of its Subsidiaries in respect thereof) or, in the aggregate with respect to all litigation, claims, suits, actions and proceedings, $7,500,000 (net of any insurance and indemnity, contribution and similar obligations for the benefit of the Company or any of its Subsidiaries in respect thereof), (x) do not impose any material restriction on its business or the business of its Subsidiaries, (y) provide for a complete release of the Company and its Subsidiaries of all claims, and (z) do not involve the admission of wrongdoing by the Company or any of its Subsidiaries, (2) settlements of any (x) worker’s compensation claims or (y) U.S. Equal Employment Opportunity Commission charges or ordinary course U.S. Department of Labor matters or (3) the commencement of any litigation, claim, suit, action or proceeding in the ordinary course of business consistent with past practice;

(Q) make, change or revoke any material Tax election, change any material tax accounting method, file any material amended Tax Return or claim for a material Tax refund, enter into any material closing agreement within the meaning of Section 7121 of the Code (or any comparable provision of state, local or foreign Law), request any material Tax ruling, settle or compromise any material Tax proceeding, or surrender any claim for a material refund of Taxes;

(R) other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies unless replaced with a policy with comparable coverage;

(S) conduct its cash management practices (including the collection of receivables and payment of payables and management of working capital), other than in the ordinary course of business consistent with past practice;

(T) amend, terminate or intentionally permit to lapse any material Company Permits, in each case, in a manner that adversely impacts in any material respect the ability to conduct its business;

(U) (1) other than in the ordinary course of business consistent with past practice, abandon, cancel or permit to lapse or fail to defend any material Intellectual Property of the Company or its Subsidiaries, (2) disclose to any third party, other than representatives of Parent or under a confidentiality agreement, any Trade Secret included in the Intellectual Property of the Company or its Subsidiaries in a way that results in loss of material Trade Secret protection, or (3) transfer, license or otherwise encumber any material Intellectual Property of the Company or its Subsidiaries other than non-exclusive licenses ancillary to products or services entered into in the ordinary course of business consistent with past practice; or

(V) agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1(b).

(c) During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to, (i) knowingly take any action that would prevent, materially delay or materially impede the consummation of the Financing, or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing a material portion of the assets of or equity in, any person located in the United States and principally operating in the same industries as the Company and its Subsidiaries operate on the date hereof (a “Specified Acquisition”), if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition would reasonably be expected to (A) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Parent to procure, any authorizations, consents, orders, declarations or approvals of any Governmental Entity or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated hereby or (B) materially increase the risk of any Governmental Entity entering an order, ruling, judgment or injunction prohibiting the consummation of the transactions contemplated hereby.

Section 5.2 Access.

(a) For purposes of furthering the transactions contemplated hereby, the Company shall afford Parent and its controlled Affiliates and its and their employees, accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives reasonable access during normal business hours upon reasonable advance notice to the Company, throughout the period prior to the Effective Time, to its and its Subsidiaries’ personnel, properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and, during such period, the Company shall, and shall cause its Subsidiaries to, without limitation to the preceding obligations, make available to Parent and its controlled Affiliates, its and their employees and such representatives (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents that such party is not permitted to disclose under applicable Law), (ii) a copy of all correspondence between such party or any of its Subsidiaries and any party to a Contract with regard to any action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Merger or the other transactions contemplated by this

Agreement and (iii) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, until the condition in Section 6.1(c) is satisfied, the Clean Team Confidentiality Agreement between the Company and Parent, dated as of November 10, 2015 (the “Clean Team Confidentiality Agreement”) shall govern access to “Highly Confidential Information” as defined therein. Notwithstanding anything to the contrary contained in this Section 5.2(a), any document, correspondence or information provided pursuant to this Section 5.2(a) may be redacted to remove references concerning the valuation of the Company and the Merger or other similarly confidential information. All access pursuant to this Section 5.2(a) shall be (A) conducted in such a manner as not to interfere unreasonably with the normal operations of the Company or any of its Subsidiaries and (B) coordinated through the General Counsel of the Company or a designee thereof.

(b) Notwithstanding anything to the contrary contained in this Section 5.2, no party to this Agreement nor any of its Subsidiaries shall be required to provide any access, or make available any document, correspondence or information, if doing so would, in such party’s and its outside legal counsel’s reasonable judgment, (i) jeopardize the attorney-client privilege of such party or any of its Subsidiaries or (ii) conflict with any (A) Law applicable to such party or any of its Subsidiaries or the assets, or operation of the business, of such party or any of its Subsidiaries or (B) Contract to which such party or any of its Subsidiaries is a party or by which any of their assets or properties are bound; provided, however, that in such instances such party shall inform the other party of the general nature of the information being withheld and, upon the other party’s request, reasonably cooperate with the other party to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (i) and (ii).

(c) No investigation by Parent or its representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement.

(d) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of October 20, 2015, between the Company and Parent (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms and the Clean Team Confidentiality Agreement.

Section 5.3 No Solicitation.

(a) Except as expressly permitted by this Section 5.3, the Company shall, and shall cause each of its Affiliates and its and their respective officers, directors, employees and agents, and shall use reasonable best efforts to cause each of its financial advisors, investment bankers, attorneys, accountants and other representatives (collectively, with its Affiliates and its and their respective officers, directors, employees and agents, “Representatives”) to: (i) immediately cease and cause to be terminated any discussions or negotiations with (and provision of information to) any persons (other than

Parent) that may be ongoing with respect to a Company Takeover Proposal and (ii) not, directly or indirectly, (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer, including any proposal or offer to its stockholders, that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal or offer (whether written or oral, binding or nonbinding) that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to ascertain facts from the person making such Company Takeover Proposal for the sole purpose of the Company Board of Directors informing itself about such Company Takeover Proposal and the person that made it and to refer the inquiring person to this Section 5.3 and to limit its conversation or other communication exclusively to such referral and such ascertaining of facts), or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal.

(b) The Company shall, and shall cause its Affiliates to, promptly request (to the extent it has not already done so prior to the date of this Agreement) any person that has executed a confidentiality or non-disclosure agreement that remains in effect as of the date of this Agreement in connection with any actual or potential Company Takeover Proposal to return or destroy all confidential information of the Company or its Affiliates in the possession of such person or its Representatives. The Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, (i) any standstill provision in any agreement to which the Company or any of its Affiliates is a party or (ii) any confidentiality provision in any agreement to which the Company or any of its Affiliates is a party; provided, that if the Company Board of Directors determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make, on a confidential basis to the Company Board of Directors, a Company Takeover Proposal. Except to the extent otherwise permitted by the proviso in the foregoing sentence, the Company shall, and shall cause its Affiliates to, enforce the confidentiality and standstill provisions of any such agreement. The Company shall not (A) except as expressly provided by this Agreement, take any action to exempt any Person from the restrictions on “business combinations” or any similar provision contained in any applicable Takeover Statute or the Company Organizational Documents or otherwise cause such restrictions not to apply, or (B) (x) except as provided in Section 3.23, terminate (or permit the termination of), waive or amend the Rights Agreement, (y) redeem any Rights under the Rights Agreement or (C) take any action with respect to, or make any determination under, the Rights Agreement that would interfere with Parent consummating the transactions contemplated by this Agreement, in each case without the prior written consent of Parent.

(c) Notwithstanding anything to the contrary contained in Section 5.3(a) or (b), if at any time after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a breach of Section 5.3, and if the

Company Board of Directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then the Company and its Representatives may, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the person who has made such Company Takeover Proposal and its Representatives; provided, that the Company shall substantially concurrently with the delivery to such person provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided to Parent and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. The Company shall promptly (and in any event within 24 hours) notify Parent and Merger Sub in writing if the Company takes any of the actions in clauses (i) and (ii) above.

(d) The Company shall promptly (and in no event later than 24 hours after receipt) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal or any offer, proposal, inquiry or request for information or discussions relating to the Company or its Subsidiaries that would be reasonably likely to lead to or that contemplates a Company Takeover Proposal, including the identity of the person making the Company Takeover Proposal or offer, proposal, inquiry or request and the material terms and conditions thereof (including an unredacted copy of such Company Takeover Proposal, offer, proposal, inquiry or request or, where such Company Takeover Proposal, offer, proposal, inquiry or request is not in writing, a description of the material terms thereof). The Company shall keep Parent reasonably informed, on a current basis (but in no event more often than once every 24 hours), as to the status of (including any material developments, discussions or negotiations) such Company Takeover Proposal, offer, proposal, inquiry or request (including by promptly (and in no event later than 24 hours after receipt) providing to Parent copies of any written correspondence, proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal, offer, proposal, inquiry or request). The Company agrees that it and its Affiliates will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.3.

(e) Except as expressly permitted by this Section 5.3(e), neither the Company Board of Directors nor any committee thereof shall (i) (A) change, qualify, withhold, withdraw or modify, or authorize or resolve to or publicly propose or announce its intention to change, qualify, withhold, withdraw or modify, in each case in any manner adverse to Parent, the Company Recommendation, or (B) adopt, approve or recommend to stockholders of the Company, or resolve to or publicly propose or announce its intention to adopt, approve or recommend to stockholders of the Company, a Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to, or that is intended or would reasonably be expected to lead to, any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(c)) (a “Company Acquisition Agreement”) or resolve, publicly propose or agree to do any of the foregoing. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, but not after, the Company Board of Directors may make a Company Adverse Recommendation Change of the type described in clause (A) of such definition if and only if, both (1) such action is taken solely in response to an Intervening Event (and not in response to a Company Takeover Proposal) and (2) prior to taking such action, the Company Board of Directors has determined in good faith, after consultation with independent financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that prior to making such Company Adverse Recommendation Change, (x) the Company has given Parent at least four Business Days prior written notice of its intention to take such action, and specifying, in reasonable detail, the reasons therefor, and (y) upon the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with independent financial advisors and outside legal counsel, that the Company Board of Directors’ fiduciary duties under applicable Law continue to require a Company Adverse Recommendation Change of the type described in clause (A) of such definition.

(f) Notwithstanding the foregoing, prior to the time the Company Stockholder Approval is obtained, but not after, if the Company Board of Directors has determined in good faith, after consultation with independent financial advisors and outside legal counsel, that a bona fide, unsolicited, written Company Takeover Proposal made after the date hereof that did not result from a breach of this Section 5.3 constitutes a Company Superior Proposal, the Company Board of Directors may, subject to compliance with this Section 5.3(f), cause the Company to terminate this Agreement in accordance with Section 7.1(h) in order to enter into a definitive agreement relating to such Company Superior Proposal subject to paying the Company Termination Fee which shall be paid prior to or concurrently with such termination in accordance with Section 7.3; provided, however, that prior to so terminating this Agreement, (A) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action, including the material terms and conditions of, and the identity of the person making, any such Company Superior Proposal and has contemporaneously provided to Parent a copy of the Company Superior Proposal, an unredacted copy of any proposed Company Acquisition Agreements and a copy of any financing commitments relating thereto which are provided to the Company and which may include customary redactions (or, in each case, if not provided in writing to the Company, a written summary of the terms thereof), (B) if Parent wishes to negotiate, the Company shall have afforded Parent and its Representatives the opportunity to negotiate with the Company and its Representatives, during such notice period to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) upon the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its independent financial advisors and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (provided that the notice period thereunder shall only be two Business Days) during which time the Company shall be required to comply with the requirements of this Section 5.3(f) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso; and provided, further, that the Company has complied in all material respects with its obligations under this Section 5.3. Notwithstanding anything to the contrary contained herein, neither the Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

(g) Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board of Directors from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (ii) from making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act. Nothing contained in this Section 5.3 shall be deemed to limit the proviso set forth in Section 5.8.

(h) The Company shall use reasonable best efforts to ensure that its Representatives are aware of the provisions of this Section 5.3. Any violation of the restrictions contained in this Section 5.3 by any of the Company’s Representatives shall be deemed to be a breach of this Section 5.3 by the Company.

Section 5.4 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, and in any event within 25 Business Days after the date hereof, the Company shall prepare and file with the SEC the preliminary Proxy Statement. Parent shall cooperate with the Company in the preparation of the Proxy Statement and furnish all information concerning Parent and Merger Sub that is required in connection with the preparation of the Proxy Statement. The Company will respond promptly to any comments from the SEC or the staff of the SEC. No filing of, or amendment or supplement to, the Proxy Statement, will be made by the Company without Parent’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing Parent and its counsel a reasonable opportunity to review and comment thereon; provided, however, that the Company, in connection with a Company Adverse Recommendation Change, may amend or supplement the Proxy Statement to effect such change (it being understood that any such amendment or supplement shall solely contain (i) such Company Adverse Recommendation Change, (ii) a statement of the reasons of the Company Board of Directors for making such Company Adverse Recommendation Change and (iii) such other information as the Company believes is necessary to be included in such amendment or supplement and, in such event, the right of consent set forth in this Section 5.4(a) shall not apply). The Company shall notify Parent promptly of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company and any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. The Company shall use reasonable best efforts to cause the Proxy Statement, at and from the date it is first mailed to the stockholders of the Company until the Company Stockholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Company Stockholders’ Meeting (or any adjournment or postponement thereof) any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. The Company will cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable (and in any event within five Business Days) after the date of the resolution of any comments of the SEC or the staff of the SEC with respect to the preliminary Proxy Statement (such date, the “Clearance Date”).

(b) Subject to Section 5.3(f) and Section 5.4(c), the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to set a record date for, duly give notice of, convene and, not later than 30 Business Days following the Clearance Date, hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”). Except as expressly permitted by Section 5.3, the Company Board of Directors (or any committee thereof) shall not make any Company Adverse Recommendation Change and, unless the Company shall have made a Company Adverse Recommendation Change in accordance with the terms of this Agreement, shall include the Company Recommendation in the Proxy Statement and shall solicit, and use its reasonable best efforts to obtain, the Company Stockholder Approval at the Company Stockholders’ Meeting (including by soliciting proxies in favor of the adoption of the Merger and this Agreement and ensuring that all proxies so solicited are solicited in compliance with all applicable Laws and the rules of the New York Stock Exchange) and otherwise comply with all legal requirements applicable to the Company Stockholders’ Meeting.

(c) The Company shall cooperate with and keep Parent informed on a current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its stockholders. The Company may adjourn or postpone the Company Stockholders’ Meeting (i) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board of Directors has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Laws, (ii) if as of the time which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, (iii) if the Company reasonably determines in good faith that the Company Stockholder Approval is unlikely to be obtained, or (iv) with the prior written consent of Parent; provided that in the case of clauses (ii) and (iii), each such adjournment or postponement shall be for a period of no more than 10 Business Days from the most recent scheduled meeting date and (x) without the consent of Parent (not to be unreasonably withheld, conditioned or delayed), no such adjournment or postponement shall be to a date that is later than seven months from the date of this Agreement but (y) in any event, no such adjournment or postponement shall be to a date that is later than eight months from the date of this Agreement. During any such period of adjournment or postponement, the Company shall continue in all respects to comply with its obligations under Section 5.3 and this Section 5.4. Without the prior written consent of Parent (not to be unreasonably withheld), the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders’ Meeting.

Section 5.5 Employee Matters.

(a) Effective as of the Effective Time and until the first anniversary of the Effective Time (the “Continuation Period”), Parent shall provide, or shall cause the Surviving Company to provide, to employees of the Company or its Subsidiaries who continue to be employed by Parent or the Surviving Company or any of their respective Subsidiaries following the Effective Time (the “Company Employees”), other than any Company Employees who are covered by Collective Bargaining Agreements, with (i) an annual base salary or wage rate and target incentive compensation opportunities (including cash incentive compensation opportunities but excluding equity-based incentive compensation opportunities) that, in each case, are no less than those provided to each such Company Employee immediately prior to the Effective Time, and (ii) employee benefits that are no less favorable in the aggregate than the employee benefits provided to each such Company Employee immediately prior to the Effective Time; provided, that with respect to each Company Employee who is covered by a Collective Bargaining Agreement, Parent shall, or shall cause the Surviving Company to, comply with the terms and conditions of the Collective Bargaining Agreements as in effect from time to time; provided, further, that in respect of any Company Employee who is based outside of the United States, Parent shall, or shall cause the Surviving Company to take any other additional actions as required by applicable Law. Notwithstanding anything contained herein to the contrary, during the Continuation Period, Parent shall provide, or shall cause the Surviving Corporation to provide, each Company Employee with severance payments and benefits that are no less favorable than the severance payments or benefits that such Company Employee would have received under the Company severance plan applicable to such Company Employee immediately prior to the Effective Time (provided, however, that if any such Company Employee is entitled to severance benefits under an individual severance, employment, or similar agreement, the terms of such agreement and not this Section 5.5(a) shall govern).

(b) Following the Closing Date, Parent shall, or shall cause the Surviving Company to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Company or their Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”)

to recognize the service of each Company Employee with the Company prior to the Closing Date for purposes of eligibility, vesting and level of benefits under such Post-Closing Plans; provided, that such recognition of service shall not (i) apply for purposes of any Post-Closing Plan that is a defined benefit retirement plan or any Post-Closing Plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Company Employee with respect to the same period of service or (iii) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall use commercially reasonable efforts to (A) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time and (B) credit each Company Employee for any co-payments or deductibles incurred by such Company Employee in the Post-Closing Plan year that includes the Closing Date (or, if later, the year in which such Company Employee first participates in such Post-Closing Plan) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan, subject to the applicable information being provided to Parent in a form that Parent reasonably determines is administratively feasible to take into account under its plans. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c) Unless the content of any such communication is consistent with information contained in any previously issued press release, public announcement or public filing or other communication previously made in accordance with this Section 5.5(c), the Company will provide Parent with a copy of any written communications intended for broad-based and general distribution to current or former employees of the Company or any of its Subsidiaries that relate to Parent or this Agreement and the transactions contemplated hereby, and will provide Parent with a reasonable opportunity to review and comment on such communications prior to distribution; provided that the foregoing shall not apply to any such communication that relates to any Company Takeover Proposal.

(d) Parent hereby acknowledges that a “change in control” of the Company or other event with similar import, within the meaning of the Company Benefit Plans that contain such terms and are marked on the Company Disclosure Schedule as containing such provisions, will occur upon the Effective Time.

(e) No later than 30 Business Days following the date of this Agreement, with respect to any individual that the Company reasonably determines in good faith to be a “disqualified individual” (as defined in Section 280G(c) of the Code), the Company shall furnish to Parent a schedule that sets forth (i) the Company’s reasonable, good faith estimate of the amount that could be paid to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), (ii) the Company’s good faith calculations of the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such disqualified individual and (iii) underlying documentation on which such calculations are based. The schedules and underlying documentation required by this Section 5.5(e) shall be updated and delivered to Parent not later than 15 Business Days prior to the anticipated Closing Date.

(f) To the extent not made available as of the date hereof, no later than 30 Business Days following the execution of this Agreement, the Company shall make available to Parent copies of each material non-U.S. Company Benefit Plan, the most recent summary plan description, and the most recent actuarial valuation report, in each case, to the extent applicable.

(g) Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Company or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any of their Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Surviving Company, the Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates; or (ii) alter or limit the ability of Parent, the Surviving Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.5 shall create any third-party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

(h) Prior to and effective upon the Effective Time, the Company shall amend the terms of the Airgas, Inc. Supplemental Severance Program Administrative Procedure to provide for its administration, effective as of the Effective Time, by a committee comprised of the chief executive officer of the Company, or his successor, and up to two additional persons designated by Parent.

Section 5.6 Regulatory Approvals; Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 5.6(d) and Section 5.6(f)), prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger, (ii) using reasonable best efforts to satisfy the conditions to consummating the Merger, (iii) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, Permit, Order or approval of, waiver or any exemption by, any Governmental Entity (which actions shall include furnishing all information and documentary material required under the HSR Act) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement, (iv) using reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, brought by any Governmental Entity challenging this Agreement or the consummation of the Merger, (v) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, approval of, waiver or any exemption by, or notice to any non-governmental third party, in each case, to the extent necessary, proper or advisable to consummate the Merger, and (vi) the execution and delivery of any reasonable additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement.

(b) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.6. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of) all notices, submissions, or filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Merger. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from or to any Governmental Entity regarding the Merger, and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication with any such Governmental Entity. Without limiting the foregoing or any of the other provisions of this Section 5.6, the parties agree that, it is Parent’s sole right, in consultation with the Company and subject to the other provisions of this Section 5.6, to devise the strategy for filings, notifications, submissions and communications with or to any antitrust regulatory authority. If any party to this Agreement or any Representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in substantial compliance with such request. No party shall participate in any meeting or teleconference with any Governmental Entity in connection with this Agreement and the Merger unless it consults with the other parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other parties the opportunity to attend and participate thereat. Without limiting the foregoing obligations, each party shall promptly furnish the other parties with copies of all material correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and furnish the other parties with such necessary information and reasonable assistance as the other parties may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.6(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Notwithstanding anything to the contrary contained in this Section 5.6, materials provided pursuant to this Section 5.6 may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other similarly confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(c) The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, but in any event no later than 10 Business Days after the date of this Agreement, all notifications required under the HSR Act. In the event that the parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the parties will use their respective reasonable best efforts to certify compliance with such Second Request as promptly as practicable, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process.

(d) Notwithstanding anything to the contrary set forth in this Agreement, Parent shall, in order to permit the satisfaction of Section 6.1(b) and Section 6.1(c) so as to permit the Closing to occur as promptly as reasonably practicable and in any event before the End Date, (i) propose, negotiate, commit to, effect and agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, and other disposition of and restriction on the businesses, assets, properties, product lines, and equity interests of, or changes to the conduct of business of, the Company, Parent and their Subsidiaries (including the Surviving Company and its Subsidiaries) and take such action or actions that would in the aggregate have a similar effect, (ii) terminate or divest relationships, ventures, contractual rights or obligations of the Company or Parent or their respective Subsidiaries, and (iii) otherwise take or commit to take any action that would limit Parent’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Parent or the Company (including any of their respective Subsidiaries) (such actions in clauses (i) through (iii), “Antitrust Actions”); provided, that (A) any such Antitrust Actions are conditioned upon and become effective only from and after the Effective Time and (B) under no circumstances shall Parent, pursuant to its undertakings relating to the satisfaction of Section 6.1(b) and Section 6.1(c), or any other provision contained herein, be required to propose, negotiate, commit to, effect and agree to Antitrust Actions relating to the businesses, assets, properties, product lines, equity interests, relationships, ventures, contractual rights, or obligations of Parent and its Subsidiaries (including, prior to the Closing, the Company and its Subsidiaries, and following the Closing, the Surviving Company and its Subsidiaries) that, directly or indirectly, generated in the aggregate more than $500,000,000 in gross revenue during the 12 calendar months ended December 31, 2014 (the “Detriment Limit”). The parties agree that the calculation of revenue shall be measured by reference to the revenue of Parent and its Subsidiaries for each such business or asset of Parent and/or its Subsidiaries for which an Antitrust Action is taken. If Parent elects to take an Antitrust Action with respect to a business or asset of the Company and/or its Subsidiaries, the calculation of revenue for purposes of the Detriment Limit shall be the lower of the revenue for such business or asset and revenue of any such overlapping business or asset of Parent and/or its Subsidiaries. Without limiting the foregoing, in no event will the Company (and the Company will not permit any of its Subsidiaries to) propose, negotiate, effect or agree to any such actions without the prior written consent of Parent.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any antitrust Law, each of the Company and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger.

(f) The Company and Parent shall use reasonable best efforts to make an appropriate notification under the DPA at such time as reasonably agreed by the Company and Parent in order to permit the satisfaction of Section 6.1(d) so as to permit the Closing to occur as promptly as reasonably practicable and in any event before the End Date. Parent and the Company shall use their respective reasonable best efforts to provide CFIUS with any additional or supplemental information requested by CFIUS as promptly as practicable, but in any event no later than as required under the DPA. Parent and the Company, in cooperation with each other, shall take all steps advisable, necessary, or desirable to obtain CFIUS Approval; provided, however, that notwithstanding anything to the contrary in this Agreement, in no event shall Parent, the Company or any of their respective Affiliates be obligated to consent to or take any action, and, without the prior written consent of Parent, neither the Company nor any of its Affiliates shall propose, negotiate, commit to, effect or agree to, including to sell, license, divest, hold separate or otherwise dispose of any assets, businesses, properties, product lines, equity interests, relationships, ventures, contractual rights, obligations, or interest, or agree to conditions relating to or changes in the conduct of its business, that would be, or would reasonably be expected to be, individually or in the aggregate, material and adverse to the Company and its Subsidiaries together with the U.S. industrial bulk and industrial cylinder business of Parent, on a combined basis, taken as a whole (any such measure, a “CFIUS Burdensome Condition”).

Section 5.7 Takeover Statutes. The Company and its Subsidiaries shall not take any action that would cause the transactions contemplated by this Agreement or the Voting and Support Agreement to be subject to requirements imposed by any takeover statute. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws (including Section 203 of the DGCL) and regulations (each, a “Takeover Statute”) may become, or may purport to be, applicable to this Agreement, the Voting and Support Agreement, the Merger or any other transactions contemplated by this Agreement or the Voting and Support Agreement, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.8 Public Announcements. The Company and Parent agree that (a) the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in a form agreed to by the parties and (b) with respect to all other press releases and public announcements with respect to this Agreement and the transactions contemplated hereby, except as set forth in Section 5.5(c), the parties shall consult with each other before issuing any such press release or making any such public announcement with respect to this Agreement and the transactions contemplated hereby unless the content of such press release or public announcement shall be consistent with the initial press release agreed to by the parties, in which case, each of the parties shall use its reasonable best efforts to give the other party a copy of any such press release or public announcement prior to the issuance thereof; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public announcement to the extent required by applicable Law or the applicable rules of any stock exchange or by any regulatory authority; provided, further, that in the case of press releases or public announcements by the Company with respect to any Company Takeover Proposal, (i) the Company shall not be required to consult with Parent but shall give Parent a copy of any such press release or public announcement prior to the issuance thereof, and (ii) following any press release or public announcement by the Company with respect to a Company Takeover Proposal, Parent shall not be required to consult with the Company regarding any press releases or public announcements by Parent with respect to such Company Takeover Proposal, as it may be amended or modified from time to time, but it shall give the Company a copy of any such press release or public announcement prior to the issuance thereof.

Section 5.9 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in the Company Organizational Documents and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company or in any agreement set forth on Section 5.9(a) of the Company Disclosure Schedule and a copy of which shall have been made available to Parent (an “Indemnity Agreement”), each as in effect on the date of this Agreement, shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of not less than six years after the Effective Time, Parent shall cause the Surviving Company to indemnify, defend and hold harmless, and advance expenses to the Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent provided by: (i) the Company Organizational Documents or the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company as in effect on the date of this Agreement; (ii) any Indemnity Agreement between any such Indemnified Party on the one hand and the Company or any of its Subsidiaries on the other hand, as in effect on the date of this Agreement; and (iii) applicable Law.

(b) Without limiting the provisions of Section 5.9(a), from and after the Effective Time, Parent shall and shall cause the Surviving Company to, in each case, to the fullest extent permitted by applicable Law: (i) indemnify, defend and hold harmless, to the fullest extent permitted by applicable Law, each Indemnified Party from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement (including, in each case, any interest or assessments thereon) in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time; and (ii) pay the expenses (including reasonable attorneys’ fees) of any Indemnified Party incurred in connection with any such claim, action, suit, proceeding or investigation upon receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified, in each case, to the extent that such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company or any of its Subsidiaries pursuant to the Company Organizational Documents, the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company, any Indemnity Agreement or applicable Law. Notwithstanding the foregoing, the Indemnified Parties as a group may retain only one law firm to represent them (and local counsel in each necessary jurisdiction) with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

(c) For a period of six years after the Closing and at all times subject to applicable Law, Parent shall not (and shall not cause or permit the Surviving Company or any its Subsidiaries or any of Parent’s other Subsidiaries or Affiliates to) amend or modify in a manner that would adversely affect the rights of the Indemnified Parties under the exculpation and indemnification provisions set forth in the organizational documents of the Surviving Company or its Subsidiaries to make them less favorable to the Indemnified Parties than the provisions which are currently provided by the Company and its Subsidiaries. In addition, Parent will provide, or cause the Surviving Company to provide, for a period of not less than six years after the Effective Time, the Indemnified Parties who are insured under the Company’s directors’ and officers’ insurance and indemnification policy with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the existing policy of the Company; provided that Parent and the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium paid as of the date hereof by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage at any time exceed such amount, Parent or the Surviving Company shall obtain a policy which, in its good faith determination, provides the greatest coverage available for a cost not exceeding such amount. Notwithstanding anything in this Agreement to the contrary, the Company may and at Parent’s request shall purchase a “tail” directors’ and officers’ insurance and indemnification policy; provided that payment for insurance coverage provided by such “tail” directors’ and officers’ insurance policy shall not exceed 300% of the annual premium paid as of the date hereof by the Company. Any such “tail” directors’ and officers’ insurance policy will satisfy Parent’s obligations under this Section 5.9(c) to provide D&O Insurance.

(d) The Indemnified Parties to whom this Section 5.9 applies shall be third-party beneficiaries of this Section 5.9. The provisions of this Section 5.9 are intended to be for the benefit of each Indemnified Party and his or her successors, heirs and representatives.

(e) This Section 5.9 shall survive the consummation of the Merger and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Company and its Subsidiaries, and shall be enforceable by the Indemnified Parties and their successors, heirs or representatives. In the event that Parent, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such other person or the successors and assigns of Parent or the Surviving Company, as the case may be, shall succeed to its obligations set forth in this Section 5.9.

Section 5.10 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Financing and Financing Cooperation.

(a) Parent shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to obtain the Financing contemplated by the Commitment Letter on or prior to the Closing Date on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to: (i) maintain in effect and enforce the Commitment Letter and comply with its obligations thereunder (provided, that the Commitment Letter may be amended, supplemented, modified and replaced as permitted by clauses (b) and (c) of this Section 5.11); (ii) satisfy on a timely basis and in a manner that will not impede the ability of the parties to consummate the Merger in advance of the End Date all conditions applicable to Parent and Finance Sub to the funding of the Financing (including the Financing Conditions) set forth in the Commitment Letter and any definitive agreements executed in connection therewith within Parent’s control (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information to Parent or otherwise to comply with its obligations under this Agreement) and (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter (including, if necessary, any “flex” provisions). Parent shall keep the Company informed on a regular basis and in reasonable detail of the status of its efforts to arrange the Financing contemplated by the Commitment Letter and any other Financing and shall give the Company prompt notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact with respect to the Financing contemplated by the Commitment Letter.

(b) Prior to the Closing, Parent shall not, and shall not permit Finance Sub to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its material rights under, the Commitment Letter without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that Parent and Finance Sub may, without the Company’s prior written consent, (x) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter that would not (i) reduce the aggregate amount of the Financing contemplated by the Commitment Letter, (ii) adversely alter or expand the Financing Conditions contemplated by the Commitment Letter, (iii) impair the ability of Parent or Finance Sub to enforce their rights under the Commitment Letter, or (iv) otherwise reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing contemplated by the Commitment Letter or the Merger; (y) amend, replace, supplement or otherwise modify the Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement so long as any such addition would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing contemplated by the Commitment Letter or the Merger and (z) implement or exercise the “flex” provisions contained in one or more fee letters related to the Financing contemplated by the Commitment Letter. Upon any such amendment, replacement, supplement or modification, the term “Commitment Letter” shall mean the Commitment Letter as so amended, replaced, supplemented or modified. Parent shall promptly deliver to the Company copies of any such amendment, replacement, supplement or other modification or waiver of the Commitment Letter.

(c) Parent shall have the right to substitute the proceeds of consummated equity offerings or debt offerings or other incurrences of debt (including unsecured notes) for all or any portion of the Financing contemplated by the Commitment Letter by reducing commitments under the Commitment Letter; provided, that to the extent any such debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earlier of the consummation of the Merger on the Closing Date, the termination of this Agreement or the End Date (for the avoidance of doubt as it may be extended pursuant to the terms of this Agreement as in effect on the date hereof). Further, Parent shall have the right to substitute commitments in respect of other financing for all or any portion of the Financing contemplated by the Commitment Letter from the same and/or alternative bona fide, financially capable third-party financing sources so long as (i) all conditions precedent to effectiveness of definitive documentation for such financing have been satisfied, (ii) the conditions precedent to funding of such financing are in all respects (other than related to customary documentation and ministerial matters) no less favorable to Parent than the Financing Conditions and (iii) such substitution could not otherwise reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger. For the purposes of this Agreement, the terms “Commitment Letter” and “Financing” shall be deemed to include any commitment letter (or similar agreement) or commitment with respect to any such replacement financing or such consummated replacement financing, as applicable, arranged in compliance with this Section 5.11(c) (and any Commitment Letter and Financing contemplated by the Commitment Letter remaining in effect at the time in question).

(d) The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, use reasonable best efforts to provide all customary cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with the Financing. Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, use reasonable best efforts to:

(i) cause the Company’s independent accountants to cooperate with the Financing and furnish the report of the Company’s independent accountants on the most recently available audited consolidated financial statements of the Company and its Subsidiaries and obtain the consent of such accountants to the use of such report in accordance with normal custom and practice and cause such accountants to provide customary comfort letters (including “negative assurance” comfort) to the underwriters, initial purchasers or placement agents, as applicable, in connection with the Financing;

(ii) timely furnish such customary financial statements, schedules or other financial data or information relating to the Company and its Subsidiaries reasonably requested by Parent as may be necessary, proper or advisable to consummate the Financing, including financial statements, financial data and other information (excluding pro forma financial information, but not information Parent may reasonably require to prepare pro forma financial information) (x) that is customarily included in offering documents and syndication materials used to syndicate credit facilities of the type to be included in the Financing, (y) in the event that the Financing includes a Rule 144A private placement of debt securities by Parent (or a wholly-owned Subsidiary of Parent) or an equity offering by Parent, (A) that would be required by Regulation S-X and Regulation S-K under the Securities Act and other accounting rules and regulations of the SEC if the Financing were registered on Form S-1 or (B) that are customarily included in offering documents used in private placements of securities under Rule 144A of the Securities Act (it being understood that none of such information contemplated by this clause (ii) need include financial statements required by Rules 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act and the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-2744A) and (z) that is otherwise necessary, proper or advisable in connection with the Financing or is otherwise necessary in order to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with any such offering(s) of debt or equity securities, as applicable;

(iii) facilitate contact between (x) senior management and advisors, including auditors, of the Company and (y) the proposed lenders, underwriters,

initial purchasers or placement agents, as applicable, and/or Parent’s or any of its Affiliate’s auditors in connection with, the Financing (including any due diligence activities, road shows, presentations and other marketing activities), at reasonable times and upon reasonable advance notice;

(iv) provide reasonable assistance with the preparation of business projections and pro forma financial statements reasonably required in connection with the Financing by Parent and its Affiliates;

(v) provide reasonable assistance in the preparation of one or more confidential information memoranda (including, to the extent necessary, a confidential information memoranda that does not include material non-public information), private placement memoranda, prospectuses, offering memoranda and other marketing and syndication materials reasonably requested by Parent in connection with the Financing;

(vi) permit the reasonable use by Parent and its Affiliates of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of the Financing, provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks;

(vii) assist in preparing customary rating agency presentations and participating in a reasonable number of sessions with rating agencies in connection with the Financing;

(viii) assist in the preparation and negotiation of and execute and deliver definitive financing documents, customary authorization and representation letters, certificates or other documents as may be reasonably requested by Parent in connection with the Financing;

(ix) as long as such information is requested by Parent in writing at least 10 Business Days prior to the Closing Date, provide to Parent, at least five Business Days prior to the Closing Date, all documentation and other information required by regulatory authorities with respect to the Company under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act of 2001, as amended; and

(x) provide documents reasonably requested by Parent or the Financing Sources relating to the repayment, refinancing or amendment of any indebtedness or other obligations of the Company or any of its Subsidiaries to be repaid, refinanced or otherwise amended on the Closing Date (including under the Third Amended and Restated Receivables Purchase Agreement dated as of March 17, 2010 by and among Radnor Funding Corp., Parent, the members of the various purchaser groups from time to time party thereto and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as amended from time to time) and the release of related liens and/or guarantees effected thereby, including customary payoff letters and (to the extent required) evidence that notice of any such repayment has been timely delivered to the holders of such indebtedness, in each case in accordance with the terms of the definitive documents governing such indebtedness;

(e) Notwithstanding the foregoing, the Company, its Subsidiaries, and their Representatives shall have no obligation to (X) provide or obtain any legal opinions in connection with the Financing or otherwise in connection with Section 5.11(d) or Section 5.12 or (Y) prepare any pro forma financial information or projections. No obligations of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument delivered pursuant to Section 5.11(d) or pursuant to Section 5.12 shall be required to be effective until the Effective Time (other than (1) any customary authorization letters delivered pursuant to Section 5.11(d)(viii) and (2) any notices of prepayment and/or commitment terminations which are delivered by the Company not in contravention of the applicable agreement and conditioned upon the consummation of the Merger and delivered in accordance with clause (x) above or Section 5.12). In addition, notwithstanding anything in this Section 5.11 or in Section 5.12 to the contrary, in fulfilling its obligations pursuant to this Section 5.11 or Section 5.12, (i) none of the Company, its Subsidiaries or its Representatives shall be required to (x) pay any commitment or other fee, provide any security or incur any other Liability in connection with (1) the Financing or any other financing, or (2) the Existing Credit Facility Termination, in each case prior to the Effective Time, (y) take or permit the taking of any action that would reasonably be expected to conflict with, result in any violation or breach of, or default (with or without lapse of time, or both) under, the Company Organizational Documents or Company Subsidiary Organizational Documents, or any applicable Laws or (z) pass resolutions or consents or approve or authorize the execution of the Financing or the definitive financing agreements (1) in the case of the Company and its Subsidiaries, prior to the Effective Time and (2) in the case of the Representatives, at any time; provided, that this clause (z) shall not prohibit the adoption or execution of any resolutions or consents effective no earlier than the Effective Time by any persons that shall remain or will become officers or directors of the Company or any of its Subsidiaries as of the Effective Time, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (iii) Parent shall reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with fulfilling its obligations pursuant to this Section 5.11 or Section 5.12 (including reasonable attorneys’ fees, but excluding, for the avoidance of doubt, the costs of the preparation of any annual or quarterly financial statements). Parent shall indemnify and hold harmless the Company and its Subsidiaries (and their respective Representatives) from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by them in connection with (1) the Financing or any other financing (including the arrangement thereof), or (2) the Existing Credit Facility Termination, and any information used in connection therewith (other than to the extent related to information provided to Parent in writing by the Company, its Subsidiaries or their respective Representatives for inclusion in any offering or marketing materials relating to the Financing), except in the event such loss or damage arises out of or results from the gross negligence, willful misconduct, bad faith or intentional breach of its obligations hereunder by the Company or its Subsidiaries. In no event shall the receipt or availability of any funds or financing (including the Financing contemplated by the Commitment Letter) by or to Parent, Finance Sub, Merger Sub, or any of their Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

Section 5.12 Treatment of Certain Indebtedness. If reasonably requested by Parent in writing, the Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other reasonable actions to cause (i) subject to receipt from Parent of the required funds (if any), the repayment in full on the Closing Date (or in the case of any letters of credit, cash collateralization, to the extent that Parent shall not have entered into an alternative arrangement with the issuing bank) of all obligations then outstanding under, (ii) the release on the Closing Date in connection with such repayment of any and all liens, security interests, pledges, or other encumbrances, if any, securing such obligations, and (iii) the termination (to the extent provided therein and pursuant to the terms thereof) on the Closing Date (such repayments, releases, and terminations, the “Existing Credit Facility Termination”) of that certain Second Amended and Restated Credit Agreement, dated as of November 18, 2014, by and among the Company, certain of the Company’s Subsidiaries identified therein, the lenders party thereto, and Bank of America, N.A., as administrative agent (the “Credit Agreement”), including using reasonable best efforts to obtain a payoff letter in customary form from the agent under the Credit Agreement.

Section 5.13 Transaction Litigation. The Company shall promptly (and in any event, within one Business Day) notify Parent in writing of any stockholder litigation or other litigation or proceedings brought or threatened in writing against the Company and/or its directors or executive officers or Representatives relating to this Agreement, the Merger and/or the transactions contemplated by this Agreement and shall keep Parent informed on a substantially current basis with respect to the status thereof (including by promptly furnishing to Parent and its Representatives such information relating to such litigation or proceedings as may be reasonably requested). The Company shall, subject to the preservation of privilege and confidential information, give Parent the opportunity to participate in (but not control) the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger, and shall give due consideration to Parent’s advice with respect to such stockholder litigation. The Company agrees that it shall not cease to defend, consent to the entry of any judgment, settle or offer to settle or take any other material action with respect to such litigation or proceeding commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement, the Merger, or any other transaction contemplated hereby without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed).

Section 5.14 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either of the parties to the Merger, the officers of the Surviving Company shall be authorized to, in the name and on behalf of the Company, execute and deliver such deeds, bills of sale, assignment or assurances and take all such other action as may be necessary in connection therewith.

Section 5.15 Advice of Changes. The Company and Parent shall each promptly advise the other party of (i) any written notice or other written communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement to the extent that the party receiving such notice or communication believes there is a reasonable likelihood that the failure to obtain such consent would have a material impact on the timing of the consummation of the Merger or on the Company, the Surviving Company or Parent or (ii) upon receiving any communication from any Governmental Entity or third party whose consent or approval is required for the satisfaction of one of the conditions to Closing set forth in Article VI that causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed. The Company shall promptly notify Parent of any notice or other communication received to the knowledge of the Company from any party to any Company Material Contract in writing to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with any Company or Company Subsidiary as a result of the transactions contemplated by this Agreement.

Section 5.16 Obligations of Merger Sub. Parent shall cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

Section 5.17 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company and, following the Effective Time, Parent and the Surviving Company, shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the New York Stock Exchange to cause the delisting of the Company and of the shares of Company Common Stock from the New York Stock Exchange as promptly as practicable after the Effective Time and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

Section 5.18 Gas Supply Agreement Except as set forth in Exhibit A, if the Company has not renewed or extended the term of any gas supply agreement set forth in Section 5.18 of the Company Disclosure Schedule (each, a “Listed Supply Agreement”), then, if requested by the Company, Parent and the Company shall, prior to the expiration of such Listed Supply Agreement, enter into a supply agreement substantially in the form set forth in Exhibit B (the “New Supply Agreement”). If this Agreement has been terminated in accordance with Article VII, the Company shall negotiate in good faith with the applicable counterparties to renew or extend the term of each Listed Supply Agreement prior to the applicable expiration date thereof; provided, however, that the failure to agree to any such renewal or extension shall not relieve Parent of its obligation as set forth in the preceding sentence.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by the Company and Parent, to the extent permissible under applicable Law and provided that such waiver shall only be effective as to the conditions of the waiving party) at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted that remains in effect or be effective, in each case that prevents, enjoins, prohibits or makes illegal the consummation of the Merger.

(c) All waiting periods applicable to the Merger under the HSR Act shall have expired or been terminated.

(d) CFIUS Approval shall have been obtained.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in (i) Article IV (other than in Sections 4.1 (first sentence only), 4.2(a) (first two sentences only), 4.2(c)(ii), 4.5, and each of the representations and warranties made in Article IV that are qualified by “Parent Material Adverse Effect”) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where the failure of any such representations and warranties to be true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect, (ii) Sections 4.1 (first sentence only), 4.2(a) (first two sentences only), 4.2(c)(ii) and 4.5 shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, and (iii) each of the representations and warranties made in Article IV that are qualified by “Parent Material Adverse Effect” shall be true and correct in all respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) (ii), and (iii), as applicable) only as of such date or period.

(b) Parent and Merger Sub shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by a duly authorized executive officer of Parent, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company set forth in (i) Article III (other than in Sections 3.1(a) (first sentence only), 3.2(a), 3.2(c), 3.3(a) (first two sentences only), 3.3(c)(ii), 3.10(b), 3.21 (first sentence only), 3.22 and 3.23 and each of the representations and warranties made in Article III that are qualified by “Material Adverse Effect”) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect, (ii) Section 3.2(a) (first two sentences only) and 3.2(c) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, (iii) Sections 3.1(a) (first sentence only), 3.2(a) (other than the first two sentences), 3.3(a) (first two sentences only), 3.3(c)(ii), 3.21 (first sentence only), 3.22 and 3.23 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iv) Section 3.10(b) and each of the representations and warranties made in Article III that are qualified by “Material Adverse Effect” shall be true and correct in all respects both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only as of such date or period.

(b) The Company shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by a duly authorized executive officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

ARTICLE VII.

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the Merger by the stockholders of the Company:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Merger shall not have been consummated on or prior to 5:00 p.m. Eastern Time, on August 17, 2016 (as it may be extended pursuant to this Section 7.1(b), the “End Date”); provided, however, that if all of the conditions to Closing (other than the conditions set forth in Section 6.1(b) (if due to an injunction relating to Regulatory Laws), Section 6.1(c) or Section 6.1(d) and those conditions that by their nature can only be satisfied at the Closing (and which are capable of being satisfied)) shall have been satisfied or waived, the End Date may be extended by either of Parent or the Company to 5:00 p.m. Eastern Time, on November 17, 2016; provided, further, that following the initial extension of the End Date, if all of the conditions to Closing (other than the conditions set forth in Section 6.1(b) (if due to an injunction relating to Regulatory Laws), Section 6.1(c) or Section 6.1(d) and those conditions that by their nature can only be satisfied at the Closing (and which are capable of being satisfied)) shall have been satisfied or waived, the End Date may be extended by either of Parent or the Company to 5:00 p.m. Eastern Time, on February 17, 2017 and provided, further, that the right to terminate or extend this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c) by either the Company or Parent, if an order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a party if such order resulted due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(d) by either the Company or Parent, if the Company Stockholders’ Meeting (as it may be adjourned or postponed) at which a vote on the Company Stockholder Approval was taken shall have concluded and the Company Stockholder Approval shall not have been obtained;

(e) by the Company, if Parent or Merger Sub shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) which is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is 30 days following written notice from the Company to Parent describing such breach or failure in reasonable detail (provided, that the Company is not then in breach of any representation, warranty, covenant or other agreement contained herein, which breach would give rise to a failure of a condition set forth in Section 6.1 or 6.3);

(f) by Parent, if the Company shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) which is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is 30 days following written notice from the Company to Parent describing such breach or failure in reasonable detail (provided, that Parent is not then in breach of any representation, warranty, covenant or other agreement contained herein, which breach would give rise to a failure of a condition set forth in Section 6.1 or 6.2);

(g) by Parent, prior to receipt of the Company Stockholder Approval, (i) in the event of a Company Adverse Recommendation Change, (ii) in the event that a tender offer or exchange offer that constitutes a Company Takeover Proposal shall have been commenced by a person unaffiliated with Parent or Merger Sub and the Company shall not have published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within the 10 Business Day period (as specified in Rule 14e-2 under the Exchange Act) after such tender offer or exchange offer is first published, sent or given, or, within 10 Business Days after such tender offer or exchange offer is subsequently amended in any material respect or, if sooner, not later than four Business Days prior to the expiration of such tender offer or exchange offer, a statement recommending that stockholders reject such tender offer or exchange offer, or (iii) if the Company shall have materially breached Section 5.3, Section 5.4(a) (first sentence only), or Section 5.4(b) or Section 5.4(c) (second sentence only); and

(h) by the Company, in accordance with Section 5.3(f).

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except that the Confidentiality Agreement, the Clean Team Confidentiality Agreement and the provisions of Section 5.11(e) (penultimate sentence), Section 5.18, Section 7.2, Section 7.3 and Article VIII shall survive any termination), and there shall be no other Liability on the part of the Company, on the one hand, or Parent or Merger Sub, on the other hand, to the other except as provided in Section 5.11(e) (penultimate sentence), Section 5.18, and Section 7.3; provided, however, that nothing herein shall relieve (x) any party from any Liability for any failure to consummate the transactions contemplated by this Agreement, including the Merger, if required to pursuant to this Agreement (it being understood that the failure of Parent or Merger Sub to receive the proceeds of the Financing or of any alternative financing shall not relieve Parent or Merger Sub from any such liability or of their obligations to consummate any of the transactions contemplated hereby), or (y) any party hereto from Liability for fraud or for a Willful Breach of its covenants or agreements set forth in this Agreement prior to such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Termination Fees.

(a) If (i) this Agreement is terminated by the Company pursuant to Section 7.1(h), (ii) this Agreement is terminated by Parent pursuant to Section 7.1(g), or (iii) (A) a Pre-Termination Takeover Proposal shall have been made and not publicly and definitively withdrawn at least five Business Days prior to the Company Stockholders’ Meeting and thereafter this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d) and (B) at any time on or prior to the 12 month anniversary of such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to any transaction included within the definition of Company Takeover Proposal (a “Company Takeover Transaction”)

(whether or not involving the same Company Takeover Proposal as that which was the subject of the Pre-Termination Takeover Proposal but giving effect to the proviso to this Section 7.3(a)), then the Company shall pay Parent the Company Termination Fee in immediately available funds in the case of clause (i), in accordance with Section 5.3(f), in the case of clause (ii), within two Business Days of such termination, or in the case of clause (iii), upon the consummation of any Company Takeover Transaction; provided, that for the purposes of clause (iii)(B) only, all references in the definition of Company Takeover Proposal to “20%” shall instead be references to “50%.”

(b) For purposes of this Section 7.3, a “Pre-Termination Takeover Proposal” shall be deemed to occur if, after the date of this Agreement, (i) a Company Takeover Proposal (or an intention to make a Company Takeover Proposal) is made and publicly disclosed or (ii) any person (or Representative thereof acting on behalf of such person) shall have publicly announced a Company Takeover Proposal (or an intention to make a Company Takeover Proposal) with respect to the Company.

(c) “Company Termination Fee” shall mean a cash amount equal to $400,000,000.00.

(d) If this Agreement is terminated (i) by Parent or the Company pursuant to Section 7.1(b) and as of the End Date, (x) one or more of the conditions to Closing set forth in Section 6.1(b) (solely to the extent such condition has not been satisfied due to an order or injunction arising under Antitrust Laws) or Section 6.1(c) shall not have been satisfied, (y) all other conditions to the obligations of Parent to effect the Merger shall have been satisfied other than the condition to Closing set forth in Section 6.1(d) and other than conditions that by their nature can only be satisfied at the Closing (and which are capable of being satisfied) and (z) the condition to Closing set forth in Section 6.1(d) shall have been satisfied or, if not satisfied, such non-satisfaction resulted from a material breach by Parent of its obligations pursuant to Section 5.6 of this Agreement, or (ii) by Parent or the Company pursuant to Section 7.1(c) (solely to the extent the right to terminate relates to an order or injunction arising under Antitrust Laws and such order or injunction did not result from a material breach by the Company of its obligations pursuant to Section 5.6 of this Agreement), then Parent shall pay the Company the Parent Termination Fee in immediately available funds within two Business Days of such termination. Solely with respect to clause (i)(x) of this Section 7.3(d), the term “End Date” shall mean the later of (1) five Business Days prior to the End Date, as defined in Section 7.1(b) and (2), if Parent has waived completely or agreed to reduce the 5 Business Day period referred to in Section 1.2, the End Date as defined in Section 7.1(b) or the date corresponding to such reduced period of time prior to the End Date as defined in Section 7.1(b).

(e) “Parent Termination Fee” shall mean a cash amount equal to $400,000,000.00.

(f) Notwithstanding anything to the contrary in this Agreement, if the full Company Termination Fee or Parent Termination Fee (as applicable) shall become due and payable in accordance with this Section 7.3, from and after such termination and payment of the Company Termination Fee or Parent Termination Fee (as applicable) in full pursuant to and in accordance with this Section 7.3, the Company, in the case of the Company Termination Fee, or

Parent, in the case of the Parent Termination Fee, shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as set forth in Section 7.2 and this Section 7.3. Each of the parties hereto acknowledges that each of the Company Termination Fee or Parent Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Company Termination Fee is due and payable or the Company in the circumstances in which such Parent Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to payment of the Company Termination Fee on more than one occasion, and in no event shall the Company be entitled to payment of the Parent Termination Fee on more than one occasion.

(g) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company or Parent fails to pay in a timely manner any amount due pursuant to Section 7.3, then (i) the party failing to pay shall reimburse the party that is owed for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) the party failing to pay shall pay to the party that is owed interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2% per annum.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses; Transfer Taxes.

(a) Except as otherwise provided in this Agreement (including in Section 5.11(a), and Section 7.3), whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

(b) Except as otherwise provided in Section 2.2(d), all transfer, documentary, sales, use, stamp, registration and other such Taxes imposed with respect to the transfer of Company Common Stock pursuant to the Merger shall be borne by Parent or Merger Sub and expressly shall not be a liability of holders of Company Common Stock.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement.

(a) The parties’ rights in this Section 8.5 are an integral part of the transactions contemplated by this Agreement and each party hereby waives any objections to any remedy referred to in this Section 8.5. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, except, in each case, as may be limited by Section 7.3). In the event any party seeks any remedy referred to in this Section 8.5, such party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Company agrees that (i) in no event shall the Financing Sources have any liability or obligation to the Company, any of its Subsidiaries or any of its Affiliates relating to or arising out of this Agreement, the Financing, any commitment letters or engagement letters relating thereto or the transactions contemplated hereby or thereby and (ii) in no event shall the Company or any of its Affiliates or stockholders seek or obtain any other damages of any kind against any Financing Source (including consequential, special, indirect or punitive damages), in each case, relating to or arising out of this Agreement, the Financing, any commitment letters or engagement letters relating thereto or the transactions contemplated hereby or thereby. For avoidance of doubt, nothing in this Section 8.5(b) shall modify or alter the rights of Parent or Finance Sub under the Commitment Letter and any provision of any definitive loan documentation between or among Parent, Finance Sub, any of their Subsidiaries and any Financing Source entered into in connection with or as contemplated by this Agreement, and in the event of a conflict between the foregoing and any provision in the Commitment Letter or any such definitive loan documentation, as applicable, the provisions of the Commitment Letter or any such definitive loan documentation, as applicable, shall govern and control.

(c) NOTWITHSTANDING THE FOREGOING, EACH OF THE PARTIES HERETO AGREES THAT (I) ANY ACTION, CLAIM, SUIT, OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE FINANCING SOURCES OR ANY AFFILIATE THEREOF (IN THEIR CAPACITIES AS SUCH) ARISING OUT OF OR RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE FINANCING OR THE COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO SHALL BE SUBJECT TO THE EXCLUSIVE JURISDICTION OF TRIBUNAL DE COMMERCE DE PARIS AND (II) IT WILL NOT BRING OR SUPPORT OR PERMIT ANY OF ITS AFFILIATES TO BRING OR SUPPORT ANY ACTION, CLAIM, SUIT OR PROCEEDING IN ANY OTHER COURT.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING OR THE COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO).

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To the Company:

Airgas, Inc.
259 North Radnor-Chester Road, Suite 100
Radnor, Pennsylvania, U.S.A.
Facsimile:	+1 (610) 687-1058
Attention:	General Counsel
Email: bob.young@airgas.com

with copies to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Facsimile:	(212) 403-2000
Attention:	Daniel A. Neff, Esq.
David A. Katz, Esq.
Mark Gordon, Esq.
Email:	daneff@wlrk.com
dakatz@wlrk.com
mgordon@wlrk.com

To Parent and Merger Sub:

L’Air Liquide, S.A.
75 quai d’Orsay
75321 Paris Cedex 07
Facsimile:	+33 1 40 62 53 28
Attention:	Fabienne Lecorvaisier
Laurent Blamoutier
Antonin Rigaudiere
Email:	Fabienne.Lecorvaisier@airliquide.com
laurent.blamoutier@airliquide.com
antonin.rigaudiere@airliquide.com

AL Acquisition Corporation
9811 Katy Freeway, Suite 100
Houston, Texas 77024
Facsimile:	(713) 803-7034
(713) 624-8791
Attention:	Michael Graff
Kevin Feeney
E-mail:	michael.graff@airliquide.com
kevin.feeney@airliquide.com

with copies to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Facsimile:	(212) 225-3999
Attention:	William A. Groll, Esq.
Glenn P. McGrory, Esq.
Email:	wgroll@cgsh.com
gmcgrory@cgsh.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 8.7; provided, however, that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that each of Merger Sub and Parent may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto, the Voting and Support Agreement, the Rights Agreement Amendment, the Confidentiality Agreement and the Clean Team Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the New York Stock Exchange require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company; provided, further, that Sections 8.5(b), 8.5(c) and 8.6, clause (ii) of Section 8.13 and this proviso of Section 8.11 may not be amended, supplemented, waived or otherwise modified in any manner that is materially adverse in any respect to the Financing Sources in their capacities as such without the prior written consent of the adversely affected Financing Sources. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, (i) each Company Indemnified Party shall be an express third-party beneficiary of and shall be entitled to rely upon Section 5.9 and this Section 8.13 and (ii) each Financing Source shall be an express third-party beneficiary of and shall be entitled to rely upon Sections 8.5, 8.6, and this Section 8.13, and in each case each such person may enforce such provisions, and (iii) following the Effective Time, each former stockholder of the Company and holder of Company Options shall be an express third-party beneficiary of and shall be entitled to obtain the Merger Consideration or Option Cash Payment to which it is entitled under the provisions of Article II.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) General Definitions. References in this Agreement to “Subsidiaries” of any party means any corporation, partnership, association, trust or other form of legal entity of which (i) 50% or more of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner on the date hereof. References in this Agreement (except as specifically otherwise defined) to “Affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a

Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a) of the Company Disclosure Schedule.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “Acceptable Confidentiality Agreement” means any confidentiality agreement that contains provisions that are, in the aggregate, no less favorable to the Company than those applicable to Parent that are contained in the Confidentiality Agreement; provided that such confidentiality agreement need not contain any standstill provisions.

(ii) “Antitrust Law” shall mean the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act of 1914, as amended, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition.

(iii) “Bribery Legislation” means all and any of the following: the FCPA; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which the Company or any of its Subsidiaries operates.

(iv) “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York or Paris, France are authorized or required by Law to remain closed.

(v) “CFIUS” means the Committee on Foreign Investment in the United States.

(vi) “CFIUS Approval” means (A) (1) CFIUS shall have determined that the transactions contemplated by this Agreement are not “covered transactions” under the DPA, (2) Parent and the Company shall have received a written notice issued by CFIUS that it has determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement and has concluded all action under the DPA, or (3) if CFIUS has sent a report to the President of the United States requesting the President’s decision pursuant to the DPA with respect to the transactions contemplated by this Agreement, then (x) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated by this Agreement or (y) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after 15 days from the date the President received such report from CFIUS, and (B) neither CFIUS nor the President shall have imposed any CFIUS Burdensome Condition pursuant to their authority under the DPA.

(vii) “Code” means the Internal Revenue Code of 1986, as amended.

(viii) “Company Benefit Plan” means each compensatory or employee benefit plan, program, agreement or arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, employment, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other material employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, for the benefit of any current or former employee, officer, director, consultant or independent contractor (in each case, who is a natural person or is a personal services entity) of the Company or any Subsidiary maintained by the Company or any Subsidiary, or to which the Company or any Subsidiary contributes or is obligated to contribute or otherwise has or would reasonably be expected to have any Liability, other than a Multiemployer Plan and other than any plan or program maintained by a Governmental Entity to which the Company or any of its affiliates contribute pursuant to applicable Laws.

(ix) “Company Stock Plan” means the Company Second Amended and Restated 2006 Equity Incentive Plan, the Company 1997 Directors’ Stock Option Plan (as amended through August 4, 2004) and the Company 1997 Stock Option Plan, as amended (effective May 15, 1997, and as amended through May 7, 2002).

(x) “Company Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal (A) that if consummated would result in a person or group of persons other than Parent or its Subsidiaries (or in the case of a direct merger between such person and the Company, the stockholders of such person) acquiring, directly or indirectly, more than 50% of the outstanding Company Common Stock or more than 50% of the assets of the Company and its Subsidiaries, taken as a whole and (B) that the Company Board of Directors determines in good faith, after consultation with independent financial advisors and outside legal counsel, taking into account all of the terms of the Company Takeover Proposal (including the financial, legal, regulatory and other aspects of such proposal) and including all conditions contained therein and the person making such Company Takeover Proposal and (taking into account any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal), is more favorable to the stockholders of the Company than the Merger.

(xi) “Company Takeover Proposal” means any inquiry, proposal or offer, including any change after the date of this Agreement to the financial terms or the other material terms of any inquiry, proposal or offer initially made prior to the date of the Agreement, from any person or group of persons (other than Parent and its Subsidiaries) relating to, in a single transaction or a series of related transactions, (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution or other similar transaction involving the Company, (B) any acquisition of 20% or more of the outstanding Company Common Stock or securities of the Company representing more than 20% of the voting power of the Company, (C) any acquisition (including the acquisition of stock in any Subsidiary of the Company) of assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing 20% or more of the consolidated assets, revenues or net income of the Company, (D) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the outstanding Company Common Stock or securities of the Company representing more than 20% of the voting power of the Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of the Company other than the Company Common Stock) involved is 20% or more of the consolidated assets, revenues or net income of the Company.

(xii) “Contract” means any written contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding.

(xiii) “DPA” means Section 721 of the Defense Production Act of 1950, as amended, including the implementing regulations thereof, codified at 31 C.F.R. Part 800.

(xiv) “Environmental Law” means any Law (i) relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials) or (ii) that regulate, impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage), or establish standards of care with respect to any of the foregoing.

(xv) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(xvi) “Finance Sub” means Air Liquide Finance S.A.

(xvii) “Financing” means any third party debt financing or equity or equity-related financing that is necessary, or that is otherwise incurred or intended to be incurred by Parent or any of its Affiliates in connection with the Merger to fund the Merger Amounts, including, any repayment or refinancing of debt of the Company contemplated by this Agreement and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of Parent, including any credit facilities or capital markets debt financing or equity or equity-related offerings undertaken in replacement of all or any portion of such financing.

(xviii) “Financing Sources” means the entities that have committed to provide or arrange or otherwise have entered into agreements pursuant to the Commitment Letter or in connection with all or any part of the Financing, or replacement financings in connection with the transactions contemplated by this Agreement, in connection with the transactions contemplated hereby, including the parties to any commitment letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective officers, directors, employees, agents and representatives and their respective successors and assigns, in each case other than Parent or any of its Affiliates.

(xix) “Governmental Entity” means any federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any national securities exchange or national quotation system or any SRO.

(xx) “Hazardous Materials” means all substances defined or regulated as hazardous, a pollutant or a contaminant under any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, any hazardous or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(xxi) “Indebtedness” means, with respect to any person, without duplication, as of the date of determination (A) all obligations of such person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such person incurred in the ordinary course of business), (D) all lease obligations of such person capitalized on the books and records of such person, (E) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such person, whether or not the Indebtedness secured thereby has been assumed, (F) all obligations of such person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (G) all letters of credit or performance bonds issued for the account of such person, to the extent drawn upon, and (H) all guarantees and keepwell arrangements of such person of any Indebtedness of any other person other than a wholly owned subsidiary of such person.

(xxii) “Intellectual Property” means all intellectual property and similar proprietary rights existing anywhere in the world associated with: (A) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”), (B) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, together with the goodwill associated with any of the foregoing, and all applications and registrations therefor (collectively, “Marks”), (C) copyrights (including such rights in software) and registrations and applications therefor, and works of authorship (collectively, “Copyrights”), (D) designs, databases and data compilations, and (E) trade secrets and other proprietary and confidential information, including know-how, inventions (whether or not patentable), processes, formulations, technical data and designs, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, “Trade Secrets”).

(xxiii) “Intervening Event” means a material event, fact, circumstance, development or occurrence that is not known to or reasonably foreseeable by the Company Board of Directors as of the date of this Agreement and does not (A) constitute a Company Takeover Proposal or (B) relate to Parent or its Subsidiaries, and becomes known to or by the Company Board of Directors prior to obtaining the Company Stockholder Approval.

(xxiv) “IT Assets” means the computers, software and software platforms, databases, websites, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are required in connection with the operation of the business of the Company and its Subsidiaries.

(xxv) “Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

(xxvi) “Material Adverse Effect” means, with respect to the Company, any fact, change, circumstance, event, occurrence, condition or development which, individually or in the aggregate, has or has had a material adverse effect on the business, operations or financial condition of the Company and its Subsidiaries taken as a whole; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (A) any changes or developments in domestic or any foreign market or economic conditions generally, including (1) any changes or developments in or affecting the domestic or any foreign securities, equity, credit or financial markets, or (2) any changes or developments in or affecting domestic or any foreign interest or exchange rates, (B) changes in GAAP or any official interpretation or enforcement thereof, (C) changes in applicable Laws of general applicability to companies in the industries in which the Company and its Subsidiaries operate or any official interpretation or enforcement thereof by Governmental Entities, (D) changes or developments in global or national political conditions (including the outbreak or escalation of war, military actions, or acts of terrorism) affecting the industries in which the Company and its Subsidiaries operate, including any worsening of such conditions threatened or existing on the date of this Agreement, (E) changes or developments in the business conditions affecting the industries in which the Company or any of its Subsidiaries operate, (F) the existence, announcement or performance of this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions customers, suppliers or partners) (provided, that the exception in this clause (F) shall not apply to any representation or warranty set forth in Section 3.3), (G) changes in weather conditions or other acts of God (including storms, earthquakes, tornados, floods or other natural disasters), (H) (1) a decline in the trading price or trading volume of the Company Common Stock, (2) any ratings downgrade or change in ratings outlook for the Company or any of its Subsidiaries, or (3) the failure to meet any projections, guidance, budgets, forecasts or estimates, provided, in the case of any of (1), (2) or (3) of this clause (H), not including the underlying causes thereof, (I) any action taken or omitted to be taken by the Company or any of its Subsidiaries at the written request of Parent, (J) any stockholder or derivative litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated hereby and (K) any loss or changes of supply under any of the Listed Supply Agreements; except, with respect to clauses (B), (C), (D), and (G), to the extent that such impact is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate.

(xxvii) “Non-U.S. Company Benefit Plan” means each Company Benefit Plan that is maintained outside the jurisdiction of the United States.

(xxviii) “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative.

(xxix) “Parent Material Adverse Effect” means, with respect to Parent, any fact, change, circumstance, event, occurrence, condition or development which, individually or in the aggregate prevents Parent from timely consummating, or materially impairs or delays Parent’s ability to timely consummate, the transactions contemplated hereby (including obtaining the financing necessary to pay the Merger Consideration or any other Merger Amount).

(xxx) “Permitted Lien” means (A) any Lien for Taxes (x) not yet delinquent or (y) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable Company Financial Statements in accordance with GAAP, (B) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens (i) with respect to Liabilities that are not yet due and payable or, if due, are not delinquent or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof or (iii) arising or incurred in the ordinary and usual course of business and which are not, individually or in the aggregate, material to the business operations of the Company and its Subsidiaries and do not materially adversely affect the market value or continued use of the asset encumbered thereby, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions but only to the extent that the Company and its Subsidiaries and their assets are materially in compliance with the same, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among a person and its wholly owned subsidiaries, (F) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and similar Liens, but not including any monetary Liens, that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality as do not individually or in the aggregate materially interfere with the present occupancy or use or market value of the respective Company Owned Real Property or Company Leased Real Property or otherwise materially impair the business operations of the Company and its Subsidiaries, and (G) Liens to be released at or prior to Closing.

(xxxi) “Regulatory Law” shall mean CFIUS or an Antitrust Law.

(xxxii) “Release” means any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(xxxiii) “Rights Agreement” means the Rights Agreement by and between the Company and The Bank of New York, as Rights Agent, dated as of May 8, 2007, as amended.

(xxxiv) “Sanctioned Country” means any of Crimea, Cuba, Iran, North Korea, Sudan and Syria.

(xxxv) “Sanctioned Person” means any person with whom dealings are restricted or prohibited under the Sanctions Laws of the United States, the United Kingdom, the European Union, or the United Nations, including (A) any person identified in any list of sanctioned person maintained by (i) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (ii) Her Majesty’s Treasury of the United Kingdom; (iii) any committee of the United Nations Security Council; or (iv) the European Union; (B) any person located, organized, or resident in, organized in, or a Governmental Entity or government instrumentality of, any Sanctioned Country and (C) any person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a person described in (A) or (B).

(xxxvi) “Sanctions Laws” means all Laws concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted person, the ability to engage in transactions with specified persons or countries, or the ability to take an ownership interest in assets of specified person or located in a specified country, including any Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

(xxxvii) “Sensitive Data” means cardholder data and sensitive authentication data that must be protected in accordance with the requirements of the Payment Card Industry Data Security Standard.

(xxxviii) “SRO” means, to the extent exercising jurisdiction over the applicable person, (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

(xxxix) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, capital,

sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, environmental, stamp, occupation, premium, property (real or personal) and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

(xl) “Tax Return” means any return, declaration, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be provided or filed with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes (and including any amendments thereof).

(xli) “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

(xlii) “Top Customer” means each of the top 10 customers by total dollar amount of sales by the Company and its Subsidiaries and purchased by such customers during the 12 months ended September 30, 2015.

(xliii) “Top Supplier” means each of the top 10 suppliers by the total dollar amount of purchases by the Company and its Subsidiaries during the 12 months ended September 30, 2015.

(xliv) “U.S. Company Benefit Plan” means, each Company Benefit Plan that is not a Non-U.S. Company Benefit Plan.

(xlv) “Willful Breach” means, with respect to any representation, warranty, agreement, or covenant, an action or omission where the breaching party knows such action or omission is, or would reasonably be expected to result in, a breach of such representation, warranty, agreement or covenant.

Index of Defined Terms

Acceptable Confidentiality Agreement	8.15(b)(i)
Affiliates	8.15(a)
Agreement	Preamble
Antitrust Actions	5.6(d)
Antitrust Law	8.15(b)(ii)
Appraisal Provisions	2.1(b)
BFA	4.2(a)
Book-Entry Shares	2.1(a)
Bribery Legislation	8.15(b)(iii)
Business Day	8.15(b)(iv)
Cancelled Shares	2.1(a)(ii)
Certificate	2.1(a)
Certificate of Merger	1.3
CFIUS	8.15(b)(v)
CFIUS Approval	8.15(b)(vi)
CFIUS Burdensome Condition	5.6(f)
Clean Team Confidentiality Agreement	5.2(a)
Clearance Date	5.3(a)
Closing	1.2
Closing Date	1.2
Code	8.15(b)(vii)
Collective Bargaining Agreement	3.14
Commitment Letter	4.6(a)
Company	Preamble
Company Acquisition Agreement	5.3(e)
Company Adverse Recommendation Change	5.3(e)
Company Approvals	3.3(b)
Company Benefit Plan	8.15(b)(viii)
Company Board of Directors	Recitals
Company Common Stock	3.2(a)
Company Deferred Compensation Plan	2.3(b)
Company Disclosure Schedule	Article III
Company Employees	5.5(a)
Company Financial Statements	3.4(b)
Company Leased Real Property	3.16(a)
Company Material Contracts	3.19(a)
Company Option	2.3(a)
Company Organizational Documents	3.1(b)
Company Owned Real Property	3.16(a)
Company Permits	3.7(b)
Company Preferred Stock	3.2(a)
Company Real Property Leases	3.16(a)
Company Recommendation	3.3(a)
Company Registered Intellectual Property	3.15
Company SEC Documents	3.4(a)

Company Stock Plan	8.15(b)(ix)
Company Stockholder Approval	3.3(a)
Company Stockholders’ Meeting	5.4(b)
Company Subsidiary Organizational Documents	3.1(b)
Company Superior Proposal	8.15(b)(x)
Company Takeover Proposal	8.15(b)(xi)
Company Termination Fee	7.3(c)
Confidentiality Agreement	5.2(d)
Continuation Period	5.5(a)
Contract	8.15(b)(xii)
control	8.15(a)
controlled by	8.15(a)
Copyrights	8.15(b)(xxii)
Credit Agreements	5.12
D&O Insurance	5.9(c)
Detriment Limit	5.6(d)
DGCL	1.1
Dissenting Shares	2.1(b)
Dissenting Stockholder	2.1(b)
DPA	8.15(b)(xiii)
Effective Time	1.3
End Date	7.1(b)
Enforceability Exceptions	3.3(a)
Environmental Law	8.15(b)(xiv)
ERISA Affiliate	8.15(b)(xv)
ESPP	2.3(c)
Exchange Act	3.3(b)
Existing Credit Facility Terminations	5.12
FCPA	3.7(c)
Final Enrollment Date	2.3(c)
Finance Sub	8.15(b)(xvi)
Financing	8.15(b)(xvii)
Financing Conditions	4.6(b)
Financing Sources	8.15(b)(xviii)
GAAP	3.4(b)
Governmental Entity	8.15(b)(xix))
Hazardous Materials	8.15(b)(xx)
HSR Act	3.3(b)
Indebtedness	8.15(b)(xxi)
Indemnified Parties	5.9(a)
Indemnity Agreement	5.9(a)
Intellectual Property	8.15(b)(xxii)
Intervening Event	8.15(b)(xxiii)
IRS	3.9(a)
IT Assets	8.15(b)(xxiv)
knowledge	8.15(a)

Law	3.7(a)
Laws	3.7(a)
Letter of Transmittal	2.2(c)
Liability	8.15(b)(xxv)
Lien	3.3(c)
Listed Supply Agreement	5.18
Marks	8.15(b)(xxii)
Material Adverse Effect	8.15(b)(xxvi)
Merger	Recitals
Merger Amounts	4.6(h)
Merger Consideration	2.1(a)(iii)
Merger Sub	Preamble
Multiemployer Plan	3.9(d)
Multiple Employer Plan	3.9(d)
New Supply Agreement	5.18
Non-U.S. Company Benefit Plan	8.15(b)(xxvii)
Option Cash Payment	2.3(a)
Order	8.15(b)(xxxviii)
Parent	Preamble
Parent Approvals	4.2(b)
Parent Disclosure Schedule	Article IV
Parent Material Adverse Effect	8.15(b)(xxix)
Parent Termination Fee	7.3(e)
Patents	8.15(b)(xxii)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Payout Ratio	5.1(b)(C)
Permitted Lien	8.15(b)(xxx)
person	8.15(a)
Post-Closing Plans	5.5(b)
Proxy Statement	3.12
Qualified Plan	3.9(c)
Regulatory Law	8.15(b)(xxxi)
Release	8.15(b)(xxxii)
Representatives	5.3(a)
Rights	3.2(a)
Rights Agreement	8.15(b)(xxxiii)
Rights Agreement Amendment	3.22
Sanctioned Country	8.15(b)(xxxiv)
Sanctioned Person	8.15(b)(xxxv)
Sanctions Laws	8.15(b)(xxxvi)
Sarbanes-Oxley Act	3.4(a)
SEC	3.3(b)
Second Request	5.6(c)
Securities Act	3.4(a)
Sensitive Data	8.15(b)(xxxvii)

Specified Acquisition	5.1(c)
Specified Date	3.2(a)
SRO	8.15(b)(xxxviii)
Subsidiaries	8.15(a)
Surviving Company	1.1
Takeover Statute	5.7
Tax	8.15(b)(xxxix)
Tax Return	8.15(b)(xl)
Taxes	8.15(b)(xxxix)
Taxing Authority	8.15(b)(xli)
Top Customer	8.15(b)(xlii)
Top Supplier	8.15(b)(xliii)
Trade Secrets	8.15(b)(xxii)
U.S. Company Benefit Plan	8.15(b)(xliv)
under common control with	8.15(a)
Voting and Support Agreement	Recitals
Willful Breach	8.15(b)(xlv)
Working Capital Facilities	5.1(b)(G)

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

AIRGAS, INC.

By:	/s/ Peter McCausland
Name:	Peter McCausland
Title:	Executive Chairman

[Signature Page to Agreement and Plan of Merger]

L’AIR LIQUIDE, S.A.

By:	/s/ Benoît Potier
Name:	Benoît Potier
Title:	Chairman and CEO

AL ACQUISITION CORPORATION

By:	/s/ Kevin Feeney
Name:	Kevin Feeney
Title:	Secretary

[Signature Page to Agreement and Plan of Merger]